Form 20-F
period 2025-06-30
Ultratrex Inc.
filed 2025-11-14
CIK 2046954

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Special Financial Report Pursuant to Rule 15d-2 of the Securities Exchange Act of 1934, as amended, reporting Financial Statements for the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-290101

Ultratrex Inc.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

220 Orchard Road
Unit 05-02, Midpoint Orchard
Singapore 238852
Tel: +65 6235 3388

(Address of Principal Executive Offices)

Wong Kok Seng, Executive Director and Chief Executive Officer

Tel: +65 6235 3388

220 Orchard Road
Unit 05-02, Midpoint Orchard

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A ordinary shares, par value $0.0001 per share

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2025 was: 15,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s of assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes ☐ No ☐

EXPLANATORY NOTE

On September 30, 2025, the U.S. Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1, as amended (Commission File No. 333-290101) (the “Registration Statement”) of Ultratrex Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, did not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective, then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Registration Statement did not contain the certified financial statements of the Company for the last fiscal year ended June 30, 2025; therefore, as required by Rule 15d-2, the Company is hereby filing its certified financial statements for the fiscal year ended June 30, 2025 with the SEC under cover of the facing page of an annual report on Form 20-F.

ULTRATREX INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Ultratrex Inc. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial positions of Ultratrex Inc. and its subsidiaries (collectively the “Company”) as of June 30, 2024 and 2025, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the years for the three-year period ended June 30, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

San Mateo, California

November 14, 2025

We have served as the Company’s auditor since 2024.

ULTRATREX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
AS OF JUNE 30, 2024 AND 2025

	Note	2024	2025
		USD’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment	4	1,030	1,273
Right-of-use assets	5	2,834	2,809
Financial assets, at fair value through profit or loss (“FVTPL”)	6	93	104
Deferred offering costs	7	159	—
Total non-current assets		4,116	4,186

Current assets
Inventories	9	6,762	8,591
Trade receivables	10	2,246	3,190
Deferred offering costs	7	—	1,070
Other receivables	8	433	578
Other tax receivables	11	2,160	1,827
Cash and cash equivalents	12	2,474	1,607
Current tax receivables		—	229
Total current assets		14,075	17,092
Total assets		18,191	21,278

LIABILITIES AND EQUITY
Non-current liabilities
Lease liabilities	5	819	500
Borrowings	15	666	624
Employee benefit obligations	18	330	350
Deferred tax liabilities	19	77	87
Total non-current liabilities		1,892	1,561

Current liabilities
Trade payables	13	1,811	1,140
Other payables	14	755	1,378
Contract liabilities	22	990	743
Other tax payables	11	52	13
Borrowings	15	631	476
Lease liabilities	5	797	825
Amounts due to related parties	16	82	113
Amounts due to shareholders	17	414	1,726
Current tax liabilities		478	484
Total current liabilities		6,010	6,898
Total liabilities		7,902	8,459

Capital and reserves
Share capital*	20	22,015	22,015
Merger reserve		(21,145)	(20,626)
Other reserves	21	(1,714)	(926)
Retained earnings		11,131	12,350
Equity attributable to owners of the equity		10,287	12,813
Non-controlling interests		2	6
Total equity		10,289	12,819
Total liabilities and equity		18,191	21,278

*	Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 20.

The accompanying notes are an integral part of these consolidated financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2023, 2024 AND 2025

	Note	2023	2024	2025
		USD’000	USD’000	USD’000
Revenue	22	8,968	20,697	16,755
Cost of goods sold	23	(6,541)	(10,681)	(9,029)
Gross profit		2,427	10,016	7,726

Selling and marketing expenses		(1,308)	(2,194)	(2,121)
Administrative expenses		(2,016)	(2,296)	(3,103)
Impairment losses for receivables	10	(25)	(14)	(44)
(Loss)/income from operation before income tax	24	(922)	5,512	2,458

Other income, net	25	366	333	449
Finance cost	26	(113)	(162)	(176)
(Loss)/profit before income tax		(669)	5,683	2,731
Income tax expenses	27	(163)	(1,535)	(989)
Net (loss)/profit for the year		(832)	4,148	1,742

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Foreign currency translations		(293)	(699)	722

Item that will not be reclassified subsequently to profit or loss:
Remeasurements of post-employment obligations		6	(170)	66
Total comprehensive (loss)/income for the year		(1,119)	3,279	2,530

(Loss)/Profit attributable to:
Equity owners of the Company		(831)	4,151	1,738
Non-controlling interests		(1)	(3)	4
Total		(832)	4,148	1,742

Total comprehensive (loss)/income attributable to:
Equity owners of the Company		(1,118)	3,282	2,526
Non-controlling interests		(1)	(3)	4
Total		(1,119)	3,279	2,530

Basic and Diluted Earnings per Share		(0.06)	0.28	0.12
Weighted Average Number of Common Shares Outstanding – Basic and Diluted*		15,000,000	15,000,000	15,000,000

*	Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 20.

The accompanying notes are an integral part of these consolidated financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED JUNE 30, 2023, 2024 and 2025

			Attributable to owners of the Company
		Ordinary shares*			Foreign currency	Post- employment benefit		Equity attributable to owners	Non-
		No. of	Share	Merger	translations	obligations	Retained	of the	controlling	Total
	Note	Shares	capital	reserve	reserve	reserve	earnings	equity	interests	equity
			USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at July 1, 2022		20,000,000	22,015	(21,145)	(558)	—	8,446	8,758	—	8,758
Total Comprehensive Income
Loss for the financial year		—	—	—	—	—	(831)	(831)	(1)	(832)
Other comprehensive income
Foreign currency translations		—	—	—	(293)	—	—	(293)	—	(293)
Remeasurements of post-employment obligations		—	—	—	—	6	—	6	—	6
		—	—	—	(293)	6	(831)	(1,118)	(1)	(1,119)
Transactions with owners of the Company recognized directly in equity
Contributions from non-controlling interests		—	—	—	—	—	—	—	6	6
Dividend paid	28	—	—	—	—	—	(133)	(133)	—	(133)
		—	—	—	—	—	(133)	(133)	6	(127)
Balance at June 30, 2023 and July 1, 2023		20,000,000	22,015	(21,145)	(851)	6	7,482	7,507	5	7,512
Total Comprehensive Income
Profit for the financial year		—	—	—	—	—	4,151	4,151	(3)	4,148
Other comprehensive income
Foreign currency translations		—	—	—	(699)	—	—	(699)	—	(699)
Remeasurements of post-employment obligations		—	—	—	—	(170)	—	(170)	—	(170)
		—	—	—	(699)	(170)	4,151	3,282	(3)	3,279
Transactions with owners of the Company recognized directly in equity
Dividend paid	28	—	—	—	—	—	(502)	(502)	—	(502)
		—	—	—	—	—	(502)	(502)	—	(502)
Balance at June 30, 2024 and July 1, 2024		20,000,000	22,015	(21,145)	(1,550)	(164)	11,131	10,287	2	10,289
Total Comprehensive Income
Profit for the financial year		—	—	—	—	—	1,738	1,738	4	1,742
Other comprehensive income
Foreign currency translations		—	—	—	722	—	—	722	—	722
Remeasurements of post-employment obligations		—	—	—	—	66	—	66	—	66
		—	—	—	722	66	1,738	2,526	4	2,530
Transactions with owners of the Company recognized directly in equity
Effects of merger accounting	20	—	—	519	—	—	(519)	—	—	—
		—	—	519	—	—	(519)	—	—	—
Balance at June 30, 2025		20,000,000	22,015	(20,626)	(828)	(98)	12,350	12,813	6	12,819

*	Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 20.

The accompanying notes are an integral part of these consolidated financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2023, 2024 AND 2025

	Note	2023	2024	2025
		USD’000	USD’000	USD’000
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/profit before income taxes		(669)	5,683	2,731

Adjustments for:
Bad debts written off	24	—	—	68
Depreciation of property, plant and equipment	4	153	229	236
Depreciation of right-of-use assets	5	410	526	571
Employee benefit obligations	18	24	43	83
Fair value loss/(gain) on financial assets	6	(2)	3	—
Written off of property, plant and equipment	4	—	—	6
Gain on disposal of property, plant and equipment		(169)	(19)	(46)
Interest expense	26	113	162	176
Interest income	25	(25)	(37)	(27)
Inventories written down/(written back)	9	376	86	(298)
Impairment losses for receivables - net	8 & 10	25	14	44
Provision for warranty	14	41	74	47
Reversal of provision for unutilized leave	14	—	(6)	—
Unrealized (gain)/loss on foreign exchange, net		(138)	(779)	688
Operating profit before changes in working capital		139	5,979	4,279

Changes in working capital:
Contract liabilities		(18)	676	(247)
Inventories		(1,890)	(1,730)	(1,586)
Trade and other receivables, including deferred offering costs		1,064	(1,005)	(2,039)
Trade and other payables		830	292	103
Cash generated from operating operations:		125	4,212	510
Taxes paid, net		(600)	(1,562)	(1,258)
Net cash (used in)/from operating activities		(475)	2,650	(748)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of right-of-use assets	5	(15)	(76)	(109)
Changes in fixed deposit pledged and maturities with more than three months from the date of acquisition		20	(114)	271
Contributions from non-controlling interests		6	—	—
Interest received		25	37	27
Proceeds from disposal of property, plant and equipment		603	92	46
Purchase of property, plant and equipment	4	(395)	(618)	(415)
Net cash from/(used in) investing activities		244	(679)	(180)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from/(repayment to) related parties		260	(213)	31
Advances from shareholders		—	—	1,312
Dividends paid	28	(133)	(502)	—
Net repayments of borrowings		(629)	(95)	(327)
Net repayments of lease liabilities		(245)	(338)	(567)
Interest paid		(113)	(162)	(176)
Net cash (used in)/from financing activities		(860)	(1,310)	273
Net (decrease)/increase in cash and cash equivalents		(1,091)	661	(655)
Effects of exchange rate changes on cash and cash equivalents		(115)	(76)	59
Cash and cash equivalents at beginning of year		2,458	1,252	1,837
Cash and cash equivalents at end of year	12	1,252	1,837	1,241
Add: Deposit pledged with financial instruments and maturities for more than 3 months from the date of acquisition		523	637	366
Cash and cash equivalents at end of year presented in the statements of financial position		1,775	2,474	1,607

ULTRATREX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED JUNE 30, 2023, 2024 and 2025

A reconciliation of liabilities arising from financing activities as follows:

	At beginning of financial year	Cash flows	Non-cash changes	At end of financial year
	USD’000	USD’000	USD’000	USD’000
2025
Lease liabilities (Note 5)	1,616	(662)	371	1,325
Borrowings (Note 15)	1,297	(408)	211	1,100
Amounts due to related parties	82	31	—	113
Amounts due to shareholders	414	1,312	—	1,726

2024
Lease liabilities (Note 5)	1,323	(438)	731	1,616
Borrowings (Note 15)	1,408	(157)	46	1,297
Amounts due to related parties	295	(213)	—	82
Amounts due to shareholders	419	—	(5)	414

2023
Lease liabilities (Note 5)	264	(306)	1,365	1,323
Borrowings (Note 15)	2,037	(681)	52	1,408
Amounts due to related parties	37	260	(2)	295
Amounts due to shareholders	443	—	(24)	419

The accompanying notes are an integral part of these consolidated financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

Ultratrex Inc. (the “Company”) is a holding company incorporated on August 15, 2024, under the laws of the Cayman Islands. The Company has no substantial operations other than as an investment holding of the entire share capital of Ultratrex Asia Pacific Pte. Ltd. (“USG”), a Singapore company incorporated on July 3, 2024.

USG is an investment holding of Ultratrex Machinery Sdn. Bhd. (“UMSB”), PT Ultratrex Indonesia (“UI”), Ultratrex Co., Ltd. (“UJ”) and PT Ultratrex Machinery Indonesia (“UMI”).

The principal activities of UMSB are manufacturing, trading and leasing of all kinds of hydraulic cranes, related heavy machineries and spare parts. Currently, UMSB’s main revenue segment is generated from manufacturing and sale of amphibious vehicles and spare parts.

The principal activities of UI are manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters, leasing of all kinds of hydraulic cranes, related heavy machineries and spares parts. Currently, UI’s main revenue segment is mainly generated from sale of amphibious vehicles and spare parts in Indonesia.

The principal activities of UJ are import and export of heavy machineries and related business. UJ mainly generated its revenue from the sale of amphibious vehicles to its related companies.

The principal activities of UMI are manufacturing and trading of amphibious excavators, dredgers machineries, and amphibious harvesters. Currently, UMI’s main revenue segment is mainly generated from manufacturing and sale of amphibious vehicle to its related company.

Organization and reorganization

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION (cont.)

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

		Percentage of effective equity interest held
Name	Date of incorporation	June 30, 2025	June 30, 2024	Place of incorporation	Principal activities
		%	%
Ultratrex Inc	August 15, 2024	—	—	Cayman Islands	Holding company
Ultratrex Asia Pacific Pte. Ltd.	July 3, 2024	100	100	Singapore	Holding company
Ultratrex Machinery Sdn. Bhd.	September 17, 2008	100	100	Malaysia	Manufacturing, trading and leasing of all kinds of hydraulic cranes, related heavy machineries and spare parts
PT Ultratrex Indonesia	August 23, 2010	99	99	Indonesia	Manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters, leasing of all kinds of hydraulic cranes, related heavy machineries and spare parts
PT Ultratrex Machinery Indonesia	October 20, 2022	99	99	Indonesia	Manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters
Ultratrex Co., Ltd.	January 27, 2015	100	100	Japan	Import and export of heavy machineries and related business

The Group is involved in manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters, leasing of all kinds of hydraulic cranes, related heavy machineries and spares parts primarily through Ultratrex Machinery Sdn. Bhd. (“UMSB”) and PT Ultratrex Indonesia.

UMSB

The reorganization begins with UMSB, which was under common control of Mr. Salim Podiono (“Mr. Salim”), Mr. Halim Podiono (“Mr. Halim”), Mr. Nursalim Podiono (“Mr. Nursalim”), Mr. Taslim Podiono (“Mr. Taslim”) (each a “Concert Party” and collectively the “Concert Parties”) each holding 20% of the equity interest in UMSB. Mr. Wong Kok Seng (“Mr. Wong”) owned the remaining 20% of the equity interest. On December 6, 2023, Mr. Halim transferred his 20% equity interest to Mr. Salim. Notwithstanding the transfer, the Group determined that common control of UMSB remain unchanged based on the following factors: (i) after the transfer, Mr. Salim, Mr. Nursalim and Mr. Taslim collectively held 80% of the equity interest in UMSB, and these three parties along with Mr. Halim have consistently acted and continued to act in alignment with one another on key business and operational decisions of UMSB, (ii) Mr. Halim remained actively involved in the overall management of the Group and continued to influence key business and operational decisions, including those of UMSB, through his roles as director at UMSB and Ultratrex Indonesia, and his close working relationship with the remaining shareholders of UMSB. Accordingly, based on the aligned direction and control historically exercised by this group of individuals and Mr. Halim’s continued involvement in key business and operational decisions, the Group determined that following the transfer of Mr. Halim’s 20% equity interest in UMSB to Mr. Salim, UMSB remained in common control with the other Group entities which Mr. Halim holds a controlling equity interest.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION (cont.)

Incorporation of PT Ultratrex Machinery Indonesia (“PT UMI”)

On October 20, 2022, PT UMI was incorporated in Indonesia by Mr. Wong and Mr. Chua Kok Guan, who held 99% and 1% of the equity interest in PT UMI, respectively. The incorporation and ownership structure were carried out pursuant to a mandate in the form of a written agreement dated October 18, 2022, between UMSB and Mr. Wong (the “Mandate”), under which Mr. Wong was expressly appointed and authorized by UMSB to incorporate PT UMI and to hold 99% of the equity interest in his personal capacity solely for and on behalf of UMSB. The Mandate further provided that Mr. Wong would transfer his entire equity interest in PT UMI to UMSB or its designee upon request, and no consideration was payable between the parties in respect of such transfer. The cost of investment of approximately RM3.0 million required to incorporate PT UMI was to be borne by UMSB.

De facto control by the Group1 over PT UMI

Although UMSB did not hold the majority of the voting rights in PT UMI during the period from its incorporation to April 1, 2024, the Group, which was assessed to be under common control of Mr. Salim, Mr. Halim, Mr. Nursalim, Mr. Taslim and Mr. Wong, determined that it had de facto control over PT UMI from the time of incorporation and consolidated it as a subsidiary of UMSB from such date. The Group was deemed to have had the power to govern PT UMI’s financial and operating policies and obtain benefits from its activities based on the following factors: (i) Mr. Wong held his 99% equity interest solely as a nominee pursuant to the Mandate and did not contribute capital or assume economic risk; (ii) UMSB funded the full cost of incorporation and bore the financial risks and rewards associated with PT UMI’s activities; (iii) pursuant to the Mandate, Mr. Wong was contractually obligated to transfer all of his shares in PT UMI to UMSB or its designee upon request, and he held such shares solely for the benefit of UMSB, which limited his discretion and reinforced UMSB’s practical ability to direct the relevant activities of PT UMI and to affect returns from such activities; and (iv) there is no history or arrangement under which Mr. Wong collaborated with any non-controlling interests or exercised voting rights independently of UMSB. Furthermore, PT UMI had minimal business operations from the time of its incorporation until April 1, 2024, when Mr. Wong formally surrendered his 99% equity interest to UMSB in accordance with the Mandate. The cost of investment was subsequently repaid to Mr. Wong at book value in conjunction with the share transfer. Accordingly, PT UMI has been consolidated as a subsidiary of UMSB from the date of its incorporation.

PT Ultratrex Indonesia

On August 23, 2010, PT Ultratrex Indonesia was incorporated by Mr. Halim, Ms. Selvia and Mr. Jalu with 98% of the equity interest held by Mr. Halim and 1% of the equity interest held by each Ms. Selvia and Mr. Jalu. The Group2 determined that it had de facto control of PT Ultratrex Indonesia even though it owned less than 50% of the voting rights. This is because the Group is considered to exercise common control over PT Ultratrex Indonesia with a deemed 98% equity interest through Mr. Halim. The Group made this assessment based on the following factors: (i) there is no history of Mr. Halim collaborating with non-controlling interests to exercise their votes collectively or to outvote the Group, (ii) Mr. Halim’s decisions with respect to PT Ultratrex Indonesia have historically been aligned with and guided by the strategic objectives of the Group and (iii) the Group has provided operational and managerial support to PT Ultratrex Indonesia, and the day-to-day operations of PT Ultratrex Indonesia have been closely coordinated with other entities within the Group. On March 26, 2024, Mr. Jalu transferred 1% of equity interest to Mr. Halim. As a result, the deemed equity interest of the Group in PT Ultratrex Indonesia increased from 98% to 99%.

1	Although PT UMI is included within the definition of the “Group”, such inclusion reflects the Group’s determination that it had de facto control over PT UMI from the time of its incorporation. Accordingly references to the Group include PT UMI only after such control was assessed to exist for consolidation purposes.

2	Although PT Ultratrex Indonesia is included within the definition of the “Group”, such inclusion reflects the Group’s determination that it had de facto control over PT Ultratrex Indonesia from the time of its incorporation. Accordingly references to the Group include PT Ultratrex Indonesia only after such control was assessed to exist for consolidation purposes.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION (cont.)

Incorporation of Ultratrex Co., Ltd

On January 27, 2015, Ultratrex Co., Ltd was incorporated by Mr. Halim with 100% of equity interest being held by Ultrator Co., Ltd. Ultrator Co., Ltd is owned by Mr. Halim and Mr. Yoshio Irie with 90% and 10% of the equity interest, respectively. The Group3 determined that it had de facto control of Ultratrex Co., Ltd even though it owned less than 50% of the voting rights. This is because the Group is considered to exercise common control over Ultratrex Co., Ltd with a deemed 100% equity interest through Mr. Halim’s majority ownership and effective control of Ultrator Co., Ltd.4 The Group made this assessment based on the following factors: (i) there is no history of Mr. Halim collaborating with non-controlling shareholders of Ultrator Co., Ltd to outvote the Group and influence Ultrator Co., Ltd’s exercise of voting rights in Ultratrex Co., Ltd, (ii) Mr. Halim’s decisions with respect to Ultrator Co., Ltd and Ultratrex Co., Ltd have historically been aligned with and guided by the strategic objectives of the Group and (iii) the Group has provided operational and managerial support to Ultratrex Co., Ltd, and the day-to-day operations of Ultratrex Co., Ltd have been closely coordinated with other entities within the Group. Subsequently on November 29, 2024, as part of the reorganization, Ultratrex Singapore acquired 100% of equity interest in Ultratrex Co., Ltd from Ultrator Co., Ltd.

Incorporation of Ultratrex Singapore and the Ultratrex Singapore AIC Agreement

On July 3, 2024, Ultratrex Singapore was incorporated by Mr. Salim, Mr. Halim, Mr. Nursalim, Mr. Taslim and Mr. Wong with 20% of the equity interest each. Upon the incorporation of Ultratrex Singapore, the Concert Parties entered into an Acting-in-Concert Agreement dated July 3, 2024 (the “Ultratrex Singapore AIC Agreement”) to exercise their votes as actors in concert.

Pursuant to the Ultratrex Singapore AIC Agreement, the Concert Parties were contractually obligated to act in concert and make joint decisions on all matters that require the decisions of the shareholders of Ultratrex Singapore. Under the constitution of Ultratrex Singapore, such matters requiring the decisions of shareholders include: approving any amendments to the company’s constitution; authorizing any alteration of the company’s share capital, including increases, consolidations, sub-divisions, conversions, cancellations or reductions; issuing redeemable preference shares; appointing or removing directors at a general meeting; approving the variation or abrogation of rights attaching to any class of shares; appointing and removing auditors and approving their remuneration; declaring dividends; and any other matter expressly reserved for determination by the members under the Singapore Companies Act 1967 or the constitution of the company from time to time.

The terms of the Ultratrex Singapore AIC Agreement provided that the Concert Parties shall consult with each other and vote among themselves on such matters, with each Concert Party entitled to one (1) vote, regardless of their respective shareholdings in Ultratrex Singapore. If the vote results in a unanimous decision between the Concert Parties, joint action shall be taken accordingly based on the outcome of such vote. However, in the event that the Concert Parties are unable to reach a unanimous decision in relation to any matter that requires action in concert, a decision that is made by Mr. Halim shall be deemed to represent the decision of all Concert Parties and shall be binding on all Concert Parties, and each Concert Party shall act in concert with other Concert Parties and take joint action based on the results of such decision. Accordingly, under the Ultratrex Singapore AIC Agreement, Mr. Halim exercised de facto control over Ultratrex Singapore. There was no consideration exchanged among the shareholders in connection with the formation of the Concert Parties and execution of the Ultratrex Singapore AIC Agreement. The Ultratrex Singapore AIC Agreement remained in force until only one Concert Party remained a shareholder, and therefore the Ultratrex Singapore AIC Agreement came to an end on June 30, 2025 upon the acquisition by Ultratrex Inc. of 100% of Ultratrex Singapore as part of the reorganization of the Group.

3	Although Ultratrex Co., Ltd is included within the definition of the “Group”, such inclusion reflects the Group’s determination that it had de facto control over Ultratrex Co., Ltd from the time of its incorporation. Accordingly references to the Group include Ultratrex Co., Ltd only after such control was assessed to exist for consolidation purposes.

4	Mr. Halim holds 90% of Ultrator Co., Ltd., which owns 100% of Ultratrex Co., Ltd. Through his majority ownership of Ultrator Co., Ltd., Mr. Halim has effective control over its decisions, including the disposal of shares in Ultratrex Co., Ltd. As such, he may be deemed to hold a 100% equity interest in Ultratrex Co., Ltd. for control and consolidation purposes.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION (cont.)

Incorporation of Ulratrex Inc. and the Ultratrex Cayman AIC Agreement

On August 15, 2024, Ultratrex Inc. was incorporated, with Mr. Halim holding 100% of the issued and outstanding Ordinary Shares of the Company, consisting only of Class B Shares at the time of incorporation. Upon the incorporation of Ultratrex Inc., the Concert Parties entered into another acting-in-concert agreement dated August 15, 2024, in substantially the same form and with the same material terms as the Ultratrex Singapore AIC Agreement, to exercise their votes as actors in concert in relation to Ultratrex Inc. (the “Ultratrex Cayman AIC Agreement”).

Pursuant to the Ultratrex Cayman AIC Agreement, the Concert Parties are contractually obligated to act in concert and make joint decisions on all matters that require the decisions of the shareholders of the Company. Under the Company’s Memorandum and Articles of Association, such matters requiring the decisions of shareholders of the Company include: approving any amendments to the Company’s Memorandum and Articles of Association; authorizing any alteration of the Company’s share capital, including increases, consolidations, sub-divisions or cancellations; appointing or removing Directors at a general meeting, including in circumstances where there are insufficient Directors; approving the winding up or liquidation of the Company and the distribution of assets on a winding up; approving any variation or abrogation of the rights attaching to any class of shares; appointing and removing auditors; declaring dividends and approving other distributions (subject to the recommendation of the board of Directors); and any other matter expressly reserved for determination by the Members under the Cayman Islands Companies Act or the Articles of Association from time to time.

The Concert Parties are required to vote and act in concert in the same manner as the Ultratrex Singapore AIC Agreement, including that in the event that the Concert Parties are unable to reach a unanimous decision in relation to any matter that requires action in concert, a decision that is made by Mr. Halim shall be deemed to represent the decision of all Concert Parties and shall be binding on all Concert Parties. Accordingly, under the Ultratrex Cayman AIC Agreement, Mr. Halim exercised de facto control over the Company. There was no consideration exchanged among the shareholders in connection with the formation of the Concert Parties and execution of the Ultratrex Cayman AIC Agreement. The Ultratrex Cayman AIC Agreement remains in force until only one Concert Party remains a shareholder, and therefore the agreement will remain in force after both the acquisition of Ultratrex Inc. of Ultratrex Singapore and of the offering since the Concert Parties will continue to remain shareholders of Ultratrex Inc. Under the Ultratrex Cayman AIC Agreement, if any of the Concert Parties transfers its shares of the Company, as a prerequisite, unless waived in writing by all of the other Concert Parties, it shall ensure that the transferee is bound by the provisions of the Ultratrex Cayman AIC Agreement, and the transferee upon receiving the transfer of the shares shall be deemed as having agreed to the provisions of the Ultratrex Cayman AIC Agreement and having agreed to be bound by the provisions of the Ultratrex Cayman AIC Agreement.

Share Swap and Reorganization of Ultratrex Singapore

UMSB

On November 15, 2024, Ultratrex Singapore entered into a share swap agreement to acquire 100% of the equity interest in UMSB from Mr. Salim, Mr. Taslim, Mr. Nursalim and Mr. Wong. On December 2, 2024, Ultratrex Singapore allocated 13,200,000 ordinary shares to Mr. Salim, Mr. Taslim, Mr. Nursalim and Mr. Wong. On January 6, 2025, Mr. Salim, Mr. Taslim, Mr. Nursalim and Mr. Wong transferred 100% of equity interest in UMSB to Ultratrex Singapore.

PT Ultratrex Indonesia

On November 29, 2024, Ultratrex Singapore entered into a share swap agreement to acquire 99% of the equity interest in PT Ultratrex Indonesia from Mr. Halim. On December 2, 2024, Ultratrex Singapore allocated 7,524,000 ordinary shares to Mr. Halim. On December 6, 2024, Mr. Halim transferred all of his equity interest in PT Ultratrex Indonesia to Ultratrex Singapore, and Ms. Selvia transferred 1% of hers to Mr. Halim. On December 12, 2024, Ultratrex Singapore and Mr. Halim subscribed for the issuance of 79,200 and 800 additional ordinary shares respectively. Following the issuance, the equity interest of Ultratrex Singapore and Mr. Halim in PT Ultratrex Indonesia remained unchanged at 99% and 1% respectively.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION (cont.)

Share Swap and Reorganization of Ultratrex Inc.

On June 30, 2025, Ultratrex Inc. acquired 100% of equity interest in Ultratrex Singapore. The acquisition by Ultratrex Inc. of a 100% equity interest in Ultratrex Singapore will be accounted for as a business combination under common control, in accordance with the principles of IFRS 3 Business Combinations of entities under Common Control using the predecessor method, as permitted by the principles of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Under this method, the assets and liabilities of the acquired entities were recognized at their pre-acquisition carrying amounts and no goodwill was recognized. The difference between the purchase consideration and the net assets acquired was recorded in the merger reserve in equity. The comparative information was not restated and in line with the Group’s accounting policy for common control transactions, which aims to ensure consistency and reflect the continuity of interests. This accounting treatment is justified by the binding effect of both the Ultratrex Singapore AIC Agreement and Ultratrex Cayman AIC Agreement.

Prior to the acquisition by Ultratrex Inc. of Ultratrex Singapore, the four Concert Parties, Mr. Halim, Mr. Salim, Mr. Nursalim and Mr. Taslim, each held 20% equity interest in Ultratrex Singapore. Since the Ultratrex Singapore AIC Agreement was in effect then, Mr. Halim exercised de facto control over Ultratrex Singapore. Following the completion of the acquisition and share swap, Mr. Halim, Mr. Salim, Mr. Nursalim and Mr. Taslim each held 38%, 24%, 12% and 12% of the Class A Shares in Ultratrex Inc., respectively, with Mr. Halim holding 100% of the Class B Shares in Ultratrex Inc. As a result, Mr. Halim holds 92.2% of the total voting power of Ultratrex Inc. immediately prior to the offering and will hold 91.2% of the total voting power following the offering. The allocation of equity interests and voting rights in Ultratrex Inc. was determined by mutual agreement among the shareholders in connection with the reorganization of the Group. Since the Ultratrex Cayman AIC Agreement is in effect, Mr. Halim continues to exercise de facto control over Ultratrex Inc. after the acquisition and share swap. Accordingly, because of the Ultratrex Singapore AIC Agreement and Ultratrex Cayman AIC Agreement, Mr. Halim may be deemed to have maintained control over the Group throughout the acquisition and reorganization, and there has been no change in control as a result of the reorganization.

In view of this, common control is deemed to have been in effect since the incorporation of each entity within the Group. The reorganization was completed on June 30, 2025. As a result of the reorganization, the Company became the holding company for a group of companies that will be referred to as the Group. Accordingly, the consolidated financial statements have been presented using the pooling of interest method whereby the Company is shown as if it had been the holding company from the beginning of the first reporting period presented because all the companies in the Group were under common control.

Surrender of Shares

On September 3, 2025, the Company accepted the surrender of 3,750,000 Class A Shares (“Surrendered Shares”) at no consideration pursuant to Paragraph (1) of Section 37B of Part III of the Companies Act (As Revised) of the Cayman Islands and the Surrendered Shares have been cancelled upon surrendered. Following this, 15,000,000 Class A Shares and 5,000,000 Class B Shares remain issued and outstanding.

NON-CONTROLLING INTERESTS

There are no subsidiaries that has non-controlling interests which are material to the consolidated financial statements as a whole.

Carrying value of non-controlling interests

	2023	2024	2025
	USD’000	USD’000	USD’000
Subsidiaries with immaterial non-controlling interests	5	2	6

2	MATERIAL ACCOUNTING POLICY INFORMATION

BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

The preparation of consolidated financial statements in conformity with IFRSs requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

ADOPTION OF NEW AND REVISED STANDARDS

At the date of authorization of those financial statements, our Group has not adopted the new and revised IFRSs and amendments to IFRSs that have been issued but are not yet effective to them. Unless otherwise disclosed, the Group is in the process of assessing the full impact of the above standards and amendments to published standards on the financial statements of the Group in the year of initial application.

NEW AND REVISED STANDARDS IN ISSUED BUT NOT YET EFFECTIVE

The Group has not applied in advance the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the IASB but are not yet effective for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date (annual periods beginning on or after)
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
Annual Improvements of IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendment to IAS 21 Lack of Exchangeability	January 1, 2025
Amendments to IFRS 10 and IFRS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred

RECENTLY ADOPTED STANDARDS

The accounting policies adopted are consistent with those of the previous financial year except that in the current financial year, the Group has adopted all the new and amended standards which are relevant to the Group and are effective for annual financial period beginning on July 1, 2022. The adoption of these standards did not have any material effect on the financial statements of the Group.

BASIS OF CONSOLIDATION

The consolidated financial statements of the Group incorporate the financial statements of the Group and all its subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

(a)	Power over the investee;

(b)	Exposure, or rights, to variable returns from its involvement with the investee; and

(c)	The ability to use its power over the investee to affect its returns.

If the Group has less than a majority of the voting of similar rights (“de facto control”) of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	The contractual arrangement with the other vote holders of the investee;

(b)	Rights arising from other contractual agreements; and

(c)	The voting rights of the Group and potential voting rights.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

In addition, de facto control exists when an entity has the ability to direct the relevant activities of another entity, even without holding a majority of the voting rights. The following factors are considered in determining de facto control:

(a)	Majority Voting Rights:

An entity may have de facto control if it holds a significant portion of the voting rights, even if less than 50%, and the remaining voting rights are widely dispersed among many shareholders.

(b)	Potential Voting Rights:

Control may be established through potential voting rights, such as options or convertible instruments, that when exercised, would give the entity a majority of the voting rights.

(c)	De Facto Agents:

An entity may control another entity through de facto agents who act on its behalf in directing the relevant activities.

(d)	Economic Dependence:

An entity may have de facto control if another entity is economically dependent on it, such as through significant funding or resource provision.

(e)	Special Relationships:

Long-standing business relationships or familial ties that result in one entity consistently following the directives of another may indicate de facto control.

Intragroup balances, transactions, income and expenses are eliminated in the consolidated financial statement. Unrealized gains arising from transactions with the associate are eliminated against the investment to the extent of the interest of the Group in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no impairment.

The financial statements of the subsidiaries are prepared for the same reporting period as that of the Group, using consistent accounting policies. Where necessary, accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Group.

Non-controlling interests, if any, represent equity in subsidiaries that are not attributable, directly or indirectly, to owners of the parent, and is presented separately in the consolidated statement of profit or loss and other comprehensive income and within equity in the consolidated statement of financial position, separately from equity attributable to owners of the Group. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are consolidated from the date on which control is transferred to the Group up to the effective date on which control ceases, as appropriate. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the financial year are included in the statement of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

If the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between:

(a)	the aggregate of the fair value of the consideration received and the fair value of any retained interest; and

(b)	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests.

ULTRATREX INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Amounts previously recognized in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investments retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, where applicable, the cost on initial recognition of an investment in an associate or a joint venture.

BUSINESS COMBINATIONS

Business combinations other than those involving entities under common control, are accounted for by applying the acquisition method of accounting.

Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, except that:

(a)	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and

(b)	right-of-use assets and lease liabilities for leases are recognized and measured in accordance with IFRS 16 Leases.

Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received.

Any contingent consideration payable is recognized at fair value at the acquisition date. The Group accounts for changes in fair value of contingent consideration that are not measurement period adjustments as follows:

(a)	Contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

(b)	Other contingent consideration that:

(i)	is within the scope of IFRS 9 Financial Instruments shall be measured at fair value at each reporting date and changes in fair value shall be recognized in profit or loss in accordance with IFRS 9 Financial Instruments for the relevant period.

(ii)	is not within the scope of IFRS 9 Financial Instruments shall be measured at fair value at each reporting date and changes in fair value shall be recognized in profit or loss.

In a business combination achieved in stages, previously held equity interests in the acquiree are re-measured to fair value at the acquisition date and any corresponding gain or loss is recognized in profit or loss.

Components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are initially measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests shall be measured at their acquisition-date fair values, unless another measurement basis is required by IFRS. The choice of measurement basis is made on a combination-by-combination basis. Subsequent to initial recognition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Any excess of the sum of the fair value of the consideration transferred in the business combination, the amount of non-controlling interest in the acquiree (if any), and the fair value of the previously held equity interest of the Group in the acquiree (if any), over the net fair value of the acquiree’s identifiable assets and liabilities is recorded as goodwill in the statement of financial position. In instances where the latter amount exceeds the former, the excess is recognized as a gain on bargain purchase in profit or loss on the acquisition date.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Business combinations involving entities under common control are accounted for by applying the pooling of interest method of accounting. The assets and liabilities of the entities are reflected at their carrying amounts reported in the consolidated financial statements of the Group. Any difference between the consideration paid and the share capital and capital reserves of the “acquired” entity is reflected within equity as merger reserve, if any. Merger reserve is non-distributable. The statements of profit or loss and other comprehensive income reflects the results of the entities for the full year, irrespective of when the combination takes place. Comparatives are presented as if the entities had always been combined since the date the entities had come under common control.

Entities under common control are entities, which are ultimately controlled by the same parties and that control is not transitory. Control exists when the same parties have, as a result of contractual agreements, ultimate collective power to govern the financial and operating policies of each of the entities so as to obtain benefits from their activities, and that ultimate collective power is not transitory. The financial statements of commonly controlled entities are included in the consolidated financial statements from the day that control commences until the date that control ceases.

FUNCTIONAL AND PRESENTATION CURRENCY

Functional and presentation currency

The individual financial statements of each entity within the Group are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group and the statements of financial positions of the Group are presented in United States Dollar (“USD”) which is the functional currency of the Group and the presentation currency for the consolidated financial statements.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss.

Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment excluding right-of-use assets

All items of property, plant and equipment excluding right-of-use assets are initially measured at cost. Cost includes expenditure that is directly attributable to the acquisition of the asset.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when the cost is incurred and it is probable that the future economic benefits associated with the subsequent costs would flow to the Group and the cost of the asset could be measured reliably. The carrying amount of parts that are replaced is derecognized. The costs of the day-to-day servicing of property, plant and equipment excluding right-of-use assets are recognized in profit or loss as incurred. Cost also comprises the initial estimate of dismantling and removing the asset and restoring the site on which it is located for which the Group is obligated to incur when the asset is acquired, if applicable.

Each part of an item of property, plant and equipment excluding right-of-use assets with a cost that is significant in relation to the total cost of the asset and which has a different useful life, is depreciated separately.

After initial recognition, property, plant and equipment excluding right-of-use assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated to write off the cost of the assets to their residual values on a straight-line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the industry within which the Group operates. The principal annual depreciation rates are as follows:

Freehold factory buildings	2%
Furniture and fittings	10% to 20%
Motor vehicles	12.5% to 25%
Office equipment	10% to 25%
Plant and machinery	10% to 25%
Renovation	10% to 25%
Signboard	10%
Tools and equipment	10%

Freehold land has unlimited useful life and is not depreciated.

At the end of each reporting period, the carrying amount of an item of property, plant and equipment excluding right-of-use assets is assessed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of property, plant and equipment. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property, plant and equipment excluding right-of-use assets is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The difference between the net disposal proceeds, if any, and the carrying amount is included in profit or loss.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

LEASES

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee

Right-of-use assets

The right-of-use assets are initially measured at cost, which comprise the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date of the leases.

After initial recognition, right-of-use assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any, and adjusted for any re-measurement of the lease liabilities.

The right-of-use assets are depreciated on the straight-line basis over the earlier of the estimated useful lives of the right-of-use assets or the end of the lease term. The principal depreciation periods are as follows:

Leasehold land	2%
Leasehold buildings	2% to 50%
Motor vehicles	12.5% to 20%
Plant and machinery	10%
Tool and equipment	10%

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Group; and

●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Subsequent to the initial recognition, the right-of-use asset is measured at cost less accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability.

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statements of financial position.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable by the Group under residual value guarantees;

●	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

●	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

●	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

●	there is a modification in the scope or the consideration of the lease that was not part of the original term

The Group presents lease liabilities as a separate line item on the consolidated statements of financial position.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

The Group as lessor

The Group classified its leases as either operating leases or finance leases. Leases where the Group retains substantially all the risks and rewards of ownership of the leased assets are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

If the Group transfers substantially all the risks and rewards incidental to ownership of the leased assets, the leases are classified as finance leases and are capitalized at an amount equal to the net investment in the lease.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

IMPAIRMENT OF NON-FINANCIAL ASSETS

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

DEFERRED OFFERING COSTS

Deferred initial public offering (“IPO”) costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred IPO costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred IPO costs, as well as additional expenses to be incurred, will be charged to statements of comprehensive income.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in-first-out basis. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

FINANCIAL INSTRUMENTS

(a)	Financial assets

Financial assets are recognized in the statements of financial position when, and only when, the Group become a party to the contractual provisions of the financial instrument.

When financial assets are initially recognized, they are measured at fair value, plus, in the case of financial assets not at Fair Value Through Profit or Loss (“FVTPL”), directly attributable transaction costs.

The Group determines the classification of financial assets upon initial recognition. The measurement for each classification of financial assets is as below:

(i)	Financial assets measured at amortized cost

Financial assets that are debt instruments are measured at amortized cost if they are held within a business model whose objective is to collect contractual cash flows and have contractual terms which give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss through the amortization process and when the financial assets are impaired or derecognized.

(ii)	Financial assets measured subsequently at fair value

Financial assets that are debt instruments are measured at Fair Value Through Other Comprehensive Income (“FVTOCI”) if they are held within a business model whose objectives are to collect contractual cash flows and selling the financial assets, and have contractual terms which give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets that are debt instruments are measured at fair value. Any gains or losses arising from the changes in fair value are recognized in other comprehensive income, except for impairment losses, exchange differences and interest income which are recognized in profit or loss. The cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment when the financial asset is derecognized.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Financial assets that are debt instruments, which do not satisfy the requirements to be measured at amortized cost or FVTOCI are measured at FVTPL. Any gains or losses arising from the changes in fair value are recognized in profit or loss.

The Group does not have any financial assets measured at FVTOCI and FVTPL as at the end of the reporting period.

Equity instruments are classified as financial assets measured at FVTPL if they are held for trading or are designated as such upon initial recognition. Equity instruments are classified as held for trading if they are acquired principally for sale in the near term or are derivatives that do not meet the hedge accounting criteria (including separated embedded derivatives). The Group has an option to elect an irrevocable option to designate its equity instruments at initial recognition as financial assets measured at FVTOCI if the equity instruments are not held for trading.

Subsequent to initial recognition, financial assets that are equity instruments are measured at fair value. Any gains or losses arising from the changes in fair value are recognized in profit or loss for equity instruments measured at FVTPL. As for equity instruments measured at FVTOCI, any gains or losses arising from the changes in fair value are recognized in other comprehensive income and are not subsequently transferred to profit or loss.

Dividends on equity instruments are recognized in profit or loss when the right to receive payment is established.

Cash and cash equivalents consist of cash on hand, bank balances and deposits with banks and highly liquid investments which have an insignificant risk of changes in fair value with original maturities of three (3) months or less, and are used by the Group in the management of their short term commitments. For the purpose of the statements of cash flows, cash and cash equivalents are presented net of bank overdrafts and pledged deposits, if any.

A financial asset is derecognized when the contractual right to receive cash flows from the financial asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of consideration received (including any new asset obtained less any new liability assumed) and any cumulative gain or loss that had been recognized directly in other comprehensive income shall be recognized in profit or loss.

A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or marketplace convention.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

(b)	Financial liabilities

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. A financial liability is classified into the following two (2) categories after initial recognition for the purpose of subsequent measurement:

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss comprise financial liabilities that are held for trading, derivatives (both, freestanding and embedded) and financial liabilities that were specifically designated into this classification upon initial recognition.

Subsequent to initial recognition, financial liabilities classified as at fair value through profit or loss are measured at fair value. Any gains or losses arising from changes in the fair value of financial liabilities classified as at fair value through profit or loss are recognized in profit or loss.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

(ii)	Other financial liabilities

Financial liabilities classified as other financial liabilities comprise non-derivative financial liabilities that are neither held for trading nor initially designated as at fair value through profit or loss.

Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. Gains or losses on other financial liabilities are recognized in profit or loss when the financial liabilities are derecognized and through the amortization process.

A financial liability is derecognized when, and only when, it is extinguished, i.e. when the obligation specified in the contract is discharged or cancelled or expires. An exchange between an existing borrower and lender of debt instruments with substantially different terms are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Any difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(c)	Equity

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Ordinary shares are classified as equity instruments.

Ordinary shares are recorded at the proceeds received at issuance and classified as equity. Transactions costs directly related to the issuance of equity instrument are accounted for as a deduction from equity, net of any related income tax benefit. Otherwise, they are charged to profit or loss.

Interim and final dividends to shareholders are recognized in equity in the period in which they are authorized for issuance.

The Group measures a liability to distribute non-cash assets as a dividend to the owners of the Group at the fair value of the assets to be distributed. The carrying amount of the dividend is remeasured at the end of each reporting period and at the settlement date, with any changes recognized directly in equity as adjustments to the amount of the distribution. On settlement of the transaction, the Group recognizes the difference, if any, between the carrying amounts of the assets distributed and the carrying amount of the liability in profit or loss.

(d)	Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor failed to make payment when payment was due.

Financial guarantee contracts are recognized initially as a liability at fair value. Subsequent to initial recognition, financial guarantee contracts are recognized as income in the profit or loss over the period of the guarantee. If the debtor fails to make payments relating to the financial guarantee contract when it is due to the Group, as the issuer is required to reimburse the holder for the associated loss, the liability is measured at the higher of the Expected Credit Loss (“ECL”) allowance and the amount initially recognized less any cumulative amount of income/amortization recognized.

(e)	Derivative

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. Changes in fair value of derivatives are recognized in the profit or loss.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

IMPAIRMENT OF FINANCIAL ASSETS

The Group recognizes an impairment loss allowance for expected credit losses on a financial asset that is measured at amortized cost.

The Group recognizes allowance for impairment loss for trade receivables based on the simplified approach in accordance with IFRS 9 Financial Instruments and measures the allowance for impairment loss based on a lifetime expected credit loss from initial recognition.

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of the asset, while twelve-month expected credit losses are the portion of expected credit losses that result from default events that are possible within the twelve (12) months after the reporting date. The maximum period considered when estimating expected credit losses is the maximum contractual period over which the Group are exposed to credit risk.

At the end of each reporting period, the Group assesses whether there has been a significant increase in credit risk for financial assets other than trade receivables by comparing the risk of default occurring over the expected life with the risk of default since initial recognition. For those in which the credit risk has not increased significantly since initial recognition of the financial asset, twelve-month expected credit losses along with gross interest income are recognized. For those in which credit risk has increased significantly, lifetime expected credit losses along with the gross interest income are recognized. For those that are determined to be credit impaired, lifetime expected credit losses along with interest income on a net basis are recognized.

The Group considers historical credit loss experience and observable data such as current changes and future forecasts in economic conditions to estimate the amount of expected impairment loss. The methodology and assumptions including any forecasts of future economic conditions are reviewed regularly.

The carrying amount of the financial asset is reduced through the use of an allowance for impairment loss account and the amount of impairment loss is recognized in profit or loss. When a financial asset becomes uncollectible, it is written off against the allowance for impairment loss account.

BORROWING COSTS

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset is capitalized as part of the cost of the asset until when substantially all the activities necessary to prepare the asset for its intended use or sale are complete, after which such expense is charged to profit or loss. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Capitalization of borrowing cost is suspended during extended periods in which active development is interrupted.

The amount of borrowing costs eligible for capitalization is the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of the borrowing.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

REVENUE RECOGNITION

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. the Group uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Group satisfies a performance obligation

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

The Group recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

●	the Group’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct service.

The Group recognizes revenue from the following major sources:

●	Sales of goods;

●	Service fee;

●	Rental income.

Sales of goods

The Group sales of amphibious vehicles to the customers. The Group will typically receive purchase orders from its customers which will set forth products design, quantity to be delivered, the transaction price, terms of delivery and terms of payment. The terms serve as the basis of the performance obligations that the Group must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location at which point title to that asset passes to the customer. Revenue is recognized at a point in time when control of the goods has transferred, being when the goods have been shipped to the customer according to respective orders’ shipping terms. There are no long standing contracts with these brands and retailers.

All products sold by the Group are not given right of return. The Group offer a standard warranty on certain products. The provision for warranty is based on estimates from known and expected warranty work to be performed after sale of goods. The actual warranty expense incurred could differ from the provision made. This warranty covers defects in products under normal usage conditions. No extended warranty options are available beyond the standard warranty period.

Service fee

Service fee includes repair, installation, dismantling, freight management and so on which provided on ad hoc basis. Services fee revenue is recognized over time as services are rendered.

Rental income

Rental income includes rental of heavy machineries to customers on long term basis as well as ad hoc basis. rental income revenue is recognized over time over the period of tenancy.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

INTEREST INCOME

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

EMPLOYEE BENEFITS

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Employee Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

(b)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(c)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably

(d)	Defined benefits plans

Entity in Indonesia provide for Post-employment benefit obligations for eligible employees on unfunded defined benefit basis in accordance with the Labour Law in Indonesia. The obligations of the defined benefit plans are calculated as the present values of obligations at end of the reporting period using the projected unit credit method which is based on the last drawn salaries at the end of the reporting period, age and the length of service.

Service and interest costs are recognized in profit or loss. Remeasurements of the defined benefit plans which comprise actuarial gains and losses are recognized in other comprehensive income in the year in which they occur.

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the statements of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. In respect of the Company’s treasury shares that are held by the Company, all rights are suspended until those shares are reissued.

RESERVES

Retained earnings

Retained earnings comprise the cumulative net profits recognized in the Group’s consolidated statements of comprehensive income.

Translation reserve

The foreign currency translation reserve is used to record foreign currency exchange differences arising from the translation of the financial statements of a foreign operation whose functional currency is different from that of the presentation currency of the Group.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

RELATED PARTIES

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of entity’s group which it is a part, provides key management personnel services to the Group or to the Group’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(LOSS)/EARNINGS PER SHARE

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic (loss)/earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted (loss)/earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year other than as disclosed below:-

(a)	Allowance for expected credit losses of receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables.

(b)	Allowance for inventories obsolescence

Management determines whether an allowance is required for inventories obsolescence or slow-moving stock or for any shortfall in net realizable value of inventories by reviewing the inventory listing on a periodic basis (at least on an annual basis).

The determination of net realizable value is subject to significant estimation uncertainty, in particular because the salability and margins of products are affected by factors such as changing consumer demand, technology trends, supply-related scarcity, and economic uncertainties. There is significant management judgement involved in setting expectations about future sales of slow-moving inventories items.

The review involves, but not limited to, an analysis of the inventories ageing, a comparison of the carrying value of the inventory items with the respective net realizable value as well as the forecasted demand for the inventories. Arising from the review, management sets up the necessary allowance for obsolete and slow-moving inventories or for any short fall in the net realizable value of the inventories.

Taking into account factors impacting the inventory provisioning including trading assumptions being 10% higher or lower than expected, this would result a potential outcome in an increase or decrease of the allowance for inventory obsolescence amounting to approximately USD859,000 (2024: USD676,000; 2023: USD499,000) in profit or loss.

(c)	Common control

The Group has assessed the impact of a restructuring event involving a change in the pool of investors. Management has exercised judgment in determining that the transaction qualifies as a common control exist, based on an analysis of the ownership structure and control relationships before and after the restructuring. This judgment is predicated on the assumption that the ultimate controlling parties remain substantially the same, with the current pool of investors reflecting continuity of control. The determination involves evaluating the relative voting rights, economic interests, and decision-making authority held by the investors pre- and post-restructuring. This assessment has a significant impact on the consolidation of entities and the recognition of any gain or loss arising from the transaction. The key assumptions underlying this judgment include the stability of the investor pool and the absence of a substantive change in control, which are subject to uncertainty and may require adjustment in future periods if new information becomes available.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	PROPERTY, PLANT AND EQUIPMENT

	Balance as at July 1, 2023	Additions	Disposals	Transfer	Exchange differences	Balance as at June 30, 2024
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At Cost
Freehold factory buildings	144	—	—	—	(2)	142
Furniture and fittings	83	84	—	—	(6)	161
Motor vehicles	186	26	(18)	—	(13)	181
Office equipment	125	24	(1)	—	(1)	147
Plant and machinery	618	446	(102)	—	(27)	935
Renovation	188	7	—	—	(7)	188
Signboard	10	1	—	—	—	11
Tools and equipment	334	30	(32)	—	(3)	329
	1,688	618	(153)	—	(59)	2,094

	Balance as at July 1, 2023	Depreciation	Disposals	Transfer	Exchange differences	Balance as at June 30, 2024
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation
Freehold factory buildings	16	2	—	—	—	18
Furniture and fittings	69	14	—	—	(5)	78
Motor vehicles	164	16	(18)	—	(11)	151
Office equipment	101	11	(1)	—	(1)	110
Plant and machinery	323	123	(30)	—	(12)	404
Renovation	57	39	—	—	(3)	93
Signboard	8	1	—	—	—	9
Tools and equipment	211	23	(31)	—	(2)	201
	949	229	(80)	—	(34)	1,064

	Balance as at July 1, 2024	Additions	Disposals	Written off	Transfer	Exchange differences	Balance as at June 30, 2025
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At Cost
Freehold land	—	186	—	—	—	(2)	184
Freehold factory buildings	142	—	—	—	—	17	159
Furniture and fittings	161	51	—	—	—	3	215
Motor vehicles	181	2	(49)	—	73	12	219
Office equipment	147	26	—	—	—	17	190
Plant and machinery	935	54	—	—	—	49	1,038
Renovation	188	54	—	(23)	—	14	233
Signboard	11	—	—	—	—	1	12
Tools and equipment	329	42	—	(2)	—	41	410
	2,094	415	(49)	(25)	73	152	2,660

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Balance as at July 1, 2024	Depreciation	Disposals	Written off	Transfer	Exchange differences	Balance as at June 30, 2025
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation
Freehold land	—	—	—	—	—	—	—
Freehold factory buildings	18	3	—	—	—	2	23
Furniture and fittings	78	23	—	—	—	2	103
Motor vehicles	151	15	(49)	—	62	8	187
Office equipment	110	17	—	—	—	14	141
Plant and machinery	404	110	—	—	—	35	549
Renovation	93	41	—	(17)	—	6	123
Signboard	9	—	—	—	—	1	10
Tools and equipment	201	27	—	(2)	—	25	251
	1,064	236	(49)	(19)	62	93	1,387

	2024	2025
	USD’000	USD’000
Carrying amounts
Freehold land	—	184
Freehold factory buildings	124	136
Furniture and fittings	83	112
Motor vehicles	30	32
Office equipment	37	49
Plant and machinery	531	489
Renovation	95	110
Signboard	2	2
Tools and equipment	128	159
Total property, plant and equipment	1,030	1,273

(a)	The Group made the following cash payments to purchase property, plant and equipment:

	2024	2025
	USD’000	USD’000
Cash payments on purchase of property, plant and equipment	618	415

(b)	No impairment loss had been recognized during the periods ended June 30, 2023, 2024 and 2025 respectively.

(c)	During the year, the Company has acquired freehold land from its related parties for USD186,000 (Note 30).

(d)	The following depreciation amounts are recognized during periods ended June 30, 2023, 2024 and 2025 respectively.

	2023	2024	2025
	USD’000	USD’000	USD’000
Cost of goods sold (Note 23)	97	123	97
Administrative expenses (Note 24)	56	94	89
Depreciation capitalized in inventory	—	12	50
	153	229	236

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

(a)	Right-of-use assets

	Balance as at July 1, 2023	Additions	Transfer	Disposal	Exchange differences	Balance as at June 30, 2024
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At Cost
Leasehold land	1,174	—	—	—	(12)	1,162
Leasehold buildings	1,554	466	—	—	(85)	1,935
Motor vehicles	200	132	—	—	(5)	327
Plant and machinery	309	148	—	—	(3)	454
Tool and equipment	—	48	—	—	—	48
	3,237	794	—	—	(105)	3,926

	Balance as at July 1, 2023	Depreciation	Transfer	Disposal	Exchange differences	Balance as at June 30, 2024
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation
Leasehold land	49	24	—	—	(1)	72
Leasehold buildings	311	396	—	—	(20)	687
Motor vehicles	124	55	—	—	(4)	175
Plant and machinery	108	46	—	—	(1)	153
Tool and equipment	—	5	—	—	—	5
	592	526	—	—	(26)	1,092

	Balance as at July 1, 2024	Additions	Transfer	Disposal	Written off	Exchange differences	Balance as at June 30, 2025
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At Cost
Leasehold land	1,162	—	—	—	—	140	1,302
Leasehold buildings	1,935	11	—	—	(444)	115	1,617
Motor vehicles	327	296	(73)	(91)	—	18	477
Plant and machinery	454	—	—	—	—	55	509
Tool and equipment	48	—	—	—	—	6	54
	3,926	307	(73)	(91)	(444)	334	3,959

	Balance as at July 1, 2024	Depreciation	Transfer	Disposal	Written off	Exchange differences	Balance as at June 30, 2025
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation
Leasehold land	72	26	—	—	—	10	108
Leasehold buildings	687	423	—	—	(444)	41	707
Motor vehicles	175	68	(62)	(91)	—	11	101
Plant and machinery	153	49	—	—	—	21	223
Tool and equipment	5	5	—	—	—	1	11
	1,092	571	(62)	(91)	(444)	84	1,150

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

	2024	2025
	USD’000	USD’000
Carrying amounts
Leasehold land	1,090	1,194
Leasehold buildings	1,248	910
Motor vehicles	152	376
Plant and machinery	301	286
Tool and equipment	43	43
Total right-of-use assets	2,834	2,809

(b)	During the reporting year, the Group acquired motor vehicles, plant, machinery, and tool and equipment with a purchase price of approximately USD296,000 (2024: USD328,000). An amount of approximately USD109,000 (2024: USD76,000) was paid in cash, and the remainder of USD187,000 (2024: USD252,000) was financed by finance lease.

(c)	The following depreciation amounts are recognized during periods ended June 30, 2023, 2024 and 2025 respectively

.

	2023	2024	2025
	USD’000	USD’000	USD’000
Cost of goods sold (Note 23)	232	245	162
Administrative expenses (Note 24)	178	239	145
Depreciation capitalized in inventories	—	42	264
	410	526	571

(d)	Certain leasehold land and buildings of the Group have been pledged as securities to banks for bank borrowings granted to the Group as disclosed in Note 15 to the financial statements with carrying amounts as follows:

	2024	2025
	USD’000	USD’000
Leasehold land	1,090	1,194
Leasehold buildings	188	206
	1,278	1,400

(e)	Lease liabilities

	2024	2025
	USD’000	USD’000
Non-current
Lease liabilities
– Finance leases	177	144
– Operating leases	642	356
	819	500
Current
Lease liabilities
– Finance leases	133	54
– Operating leases	664	771
	797	825
	1,616	1,325

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

The movements of lease liabilities during the financial year are as follows:

	2024	2025
	USD’000	USD’000
Lease Liabilities
Balance brought forward	1,323	1,616
Add: Imputed interest (Note 26)	100	95
Less: Repayments principal and interests	(438)	(662)
Add: Capitalization of new leases during the year	718	198
Exchange differences	(87)	78
Balance carried forward	1,616	1,325

(f)	The Group determines the lease term of a lease as the non-cancellable period of the lease, together with periods covered by an option to extend or to terminate the lease if the Group is reasonably certain to exercise the relevant options. Management has considered the relevant facts and circumstances that create an economic incentive for the Group to either exercise the option to extend the lease, or to exercise the option to terminate the lease. Any differences in expectations from the original estimates would impact the carrying amounts of the lease liabilities of the Group. The finance lease liabilities of the Group attract interest at rates ranging from 4.39% to 15.78% (2024: 3.55% to 8.70%) per annum. The lease payments relating to operating lease liabilities are discounted using the annual incremental borrowing rates of the Group ranging from 3.50% to 8.90% (2024: 3.50% to 8.90%).

(g)	The following amounts are recognized in the profit or loss relating to leases:

	2023	2024	2025
	USD’000	USD’000	USD’000
Depreciation on right-of-use assets	410	484	426
Interest expense on lease liabilities	61	100	95
Short term and low value lease expenses (Notes 23 and 24)	261	219	215
	732	803	736

(h)	Reconciliation of liabilities arising from financial activities

	2023	2024	2025
	USD’000	USD’000	USD’000
Lease liabilities
As at July 1	264	1,323	1,616

Cash flows:
– Payments of lease liabilities	(245)	(338)	(567)
– Payments of lease interests	(61)	(100)	(95)
	(306)	(438)	(662)
Non-cash flows:
– Capitalization of new leases during the year	1,317	718	198
– Interest expense	61	100	95
– Exchange differences	(13)	(87)	78
As at June 30	1,323	1,616	1,325

(i)	The total cash outflows for leases of the Group during the current financial year amounted to USD662,000 (2024: USD657,000).

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	FINANCIAL ASSETS, AT FAIR VALUE THROUGH PROFIT OR LOSS

	2024	2025
	USD’000	USD’000
Investment in life insurance policies, at fair value	93	104

Movement in the investment in life insurance policies is as follows:

	2024	2025
	USD’000	USD’000
Balance brought forward	97	93
Fair value loss on financial assets (Note 25)	(3)	-
Exchange differences	(1)	11
Balance carried forward	93	104

The Group has designated the investment in life insurance policy to be measured at FVTPL which is categorized as Level 2 in the fair value hierarchy.

7	DEFERRED OFFERING COSTS

	2024	2025
	USD’000	USD’000
Non-current
Deferred offering costs	159	-
Current
Deferred offering costs	-	1,070

Deferred offering cost means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, without limitation, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with the Group’s initial public offering of Ordinary Shares (“Offering Shares”). Upon completion of the IPO, incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

8	OTHER RECEIVABLES

	2024	2025
	USD’000	USD’000
Non-current
Other receivables	3	4
Advance to suppliers	33	26
Less: Impairment losses	(36)	(30)
	—	—

Current
Other receivables	22	21
Advance to suppliers	280	390
Deposits	75	80
Prepayments	56	87
	433	578
Total other receivables	433	578

(a)	Other receivables and deposits are classified as financial assets and measured at amortized cost represent unsecured balances, which are non-interest bearing and repayable within the next twelve (12) months.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	OTHER RECEIVABLES (cont.)

(b)	Movements in allowance for impairment accounts for non-current other receivables are as follows:

	Lifetime ECL-credit impaired USD’000	Total allowance USD’000
As at June 30, 2023 and June 30, 2024	36	36
Reversal of impairment	(3)	(3)
Written off	(7)	(7)
Exchange differences	4	4
As at June 30, 2025	30	30

Credit impaired refers to individually determined debtors who are in significant financial difficulties as at the end of the reporting period.

9	INVENTORIES

	2024	2025
	USD’000	USD’000
At cost
Raw materials and consumables	1,998	1,955
Work-in-progress	179	384
Finished goods	6,523	7,971
	8,700	10,310
Less: Allowance for stock obsolescence
Raw materials and consumables	(49)	(71)
Work-in-progress	(7)	(10)
Finished goods	(1,882)	(1,638)
	(1,938)	(1,719)

At cost and net realizable value
Raw materials and consumables	1,949	1,884
Work-in-progress	172	374
Finished goods	4,641	6,333
	6,762	8,591

The movement in allowance for inventory obsolescence was as follows:
At the beginning of year	1,978	1,938
Allowance for inventory obsolescence, net (Note 23)	86	(298)
Exchange differences	(126)	79
At the end of year	1,938	1,719

The amount of inventories recognized as expenses in cost of goods sold of the Group was USD6,841,000 (2024: USD8,965,000).

The Group carried out a review of the realizable value of its inventories and the review led to a net reversal of allowance for inventories obsolescence of USD298,000 (2024: net additional provision of allowance of USD86,000) was recognized in profit or loss.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	TRADE RECEIVABLES

	2024	2025
	USD’000	USD’000
Trade receivables – third parties	2,882	3,886
Less: Impairment losses	(636)	(696)
	2,246	3,190

(a)	Trade receivables are classified as financial assets and measured at amortized cost.

(b)	Trade receivables are unsecured, non-interest bearing and are generally on 30 to 60 days (2024: 30 to 60 days) credit terms.

(c)	Impairment for trade receivables is recognized based on the simplified approach using the lifetime expected credit losses.

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of the asset. The maximum period considered when estimating expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

The Group considers historical credit loss experience and observable data such as current changes and future forecasts in economic conditions to estimate the amount of expected impairment loss. The methodology and assumptions including any forecasts of future economic conditions are reviewed regularly.

During this process, the probability of non-payment by the trade receivables is adjusted by forward looking information and multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables. For trade receivables, which are reported net, such impairments are recorded in a separate impairment account with the loss being recognized within administrative expenses in the statements of profit or loss and other comprehensive income. On confirmation that the trade receivable would not be collectable, the gross carrying value of the asset would be written off against the associated impairment.

Individual assessment of impairment of trade receivables are separately assessed when it is probable that cash due will not be received in full.

Significant judgement is required in determining the probability of default by trade receivables and appropriate forward-looking information.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	TRADE RECEIVABLES (cont.)

The ageing analysis of the Group’s trade receivables are as follows:

	2024
	Gross carrying amount USD’000	Loss allowance USD’000	Net balance USD’000
Current	1,493	(88)	1,405

Past due
– 1 to 30 days	183	(10)	173
– 31 to 60 days	132	(8)	124
– 61 to 90 days	66	(3)	63
– 91 to 120 days	90	(6)	84
– 121 to 150 days	35	(2)	33
– 151 to 180 days	2	—	2
– 181 to 210 days	—	—	—
– 211 to 240 days	—	—	—
– 241 to 270 days	70	(4)	66
– 271 to 300 days	18	(2)	16
More than 300 days	298	(18)	280
	894	(53)	841
Credit impaired
Individually impaired	495	(495)	—
	2,882	(636)	2,246

	2025
	Gross carrying amount USD’000	Loss allowance USD’000	Net balance USD’000
Current	927	(57)	870

Past due
– 1 to 30 days	560	(32)	528
– 31 to 60 days	476	(35)	441
– 61 to 90 days	360	(16)	344
– 91 to 120 days	116	(6)	110
– 121 to 150 days	95	(4)	91
– 151 to 180 days	12	(1)	11
– 181 to 210 days	19	(1)	18
– 211 to 240 days	241	(12)	229
– 241 to 270 days	319	(13)	306
– 271 to 280 days	4	—	4
More than 300 days	252	(14)	238
	2,454	(134)	2,320
Credit impaired
Individually impaired	505	(505)	—
	3,886	(696)	3,190

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	TRADE RECEIVABLES (cont.)

(d) Movements in allowance for impairment accounts for trade receivables are as follows:

	Lifetime ECL- allowance USD’000	Credit impaired USD’000	Total allowance USD’000
As at July 1, 2023	182	446	628
Charge for the financial year	(37)	51	14
Exchange differences	(4)	(2)	(6)
As at June 30, 2024	141	495	636

As at July 1, 2024	141	495	636
(Reversal)/charge for the financial year	38	9	47
Exchange differences	12	1	13
As at June 30, 2025	191	505	696

11	OTHER TAX RECEIVABLES AND OTHER TAX PAYABLES

	2024	2025
	USD’000	USD’000
Other tax receivables	2,160	1,827
Other tax payables	(52)	(13)
	2,108	1,814

Included in other tax receivables and payables of the Group were mainly withholding taxes (“Pajak Penghasilan”) and value added tax (“Pajak Pertambahan Nilai”) receivables from or payables to the tax authority of Republic of Indonesia.

12	CASH AND CASH EQUIVALENTS

	2024	2025
	USD’000	USD’000
Cash and bank balances	1,575	922
Deposits with financial institutions	899	685
	2,474	1,607

(a)	Cash and bank balances are classified as financial assets and measured at amortized cost.

(b)	Deposits with financial institutions of the Group amounting to USD366,000 (2024: USD637,000) are pledged as securities for bank borrowings as disclosed in Note 15 to the consolidated financial statements.

(c)	Fixed deposits will mature within 1 to 12 months (2024: 1 to 12 months) from the year end and the effective interest rate on the fixed deposits ranging between 2.25% and 2.40% (2024: 2.25% and 2.80%; 2023: 1.65% and 2.65%) per annum.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	CASH AND CASH EQUIVALENTS (cont.)

(d)	For the purpose of the statements of cash flows, cash and cash equivalents comprise the following as at the end of each reporting period:

	2023	2024	2025
	USD’000	USD’000	USD’000
Cash and bank balances	1,019	1,575	922
Deposits with financial institutions	756	899	685
Less:
Deposits pledged with financial institutions and maturities for more than 3 months from the date of acquisition	(523)	(637)	(366)
Cash and cash equivalents presented in the statements of cash flows	1,252	1,837	1,241

(f)	The restricted cash which has restriction in use and its movement mainly pertain to the additional collaterals secured for the bank facilities as disclosed in the Note 15 to the consolidated financial statements.

(g)	No expected credit loss is recognized arising from the cash and bank balances and deposits with financial institutions as the probability of default by these financial institutions is clearly trivial.

13	TRADE PAYABLES

	2024	2025
	USD’000	USD’000
Trade payables – third parties	1,811	1,140

(a)	Trade payables are classified as financial liabilities and measured at amortized cost.

(b)	Trade payables are unsecured, non-interest bearing and are generally on 30 to 90 days (2024: 30 to 90 days) credit terms.

14	OTHER PAYABLES

	2024	2025
	USD’000	USD’000
Other payables
Other payables – third parties	252	32
Accruals	213	734
Accrued payroll liabilities	201	485
Provision for warranty (Note 14.b)	74	110
Provision for unutilized leave	15	17
	755	1,378

(a)	Other payables and accruals are classified as financial liabilities and measured at amortized cost.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	OTHER PAYABLES (cont.)

(b)	Movements in provision for warranty are as follows:

Total allowance USD’000
As at July 1, 2023	47
Utilized during the year	(46)
Provision made during the year	74
Exchange differences	(1)
As at June 30, 2024	74
Utilized during the year	(21)
Provision made during the year	47
Exchange differences	10
As at June 30, 2025	110

15	BORROWINGS

	2024	2025
	USD’000	USD’000
Current
Banker acceptance	534	178
Trust receipts	—	192
Term loans	97	106
	631	476
Non-current
Trust receipts	15	—
Term loans	651	624
	666	624
Grand total	1,297	1,100

Total borrowings
Banker acceptance	534	178
Trust receipts	15	192
Term loans	748	730
	1,297	1,100

(a)	Bank borrowings:

	2024	2025
	USD’000	USD’000
Current
Term loan I	75	82
Term loan II	22	24
	97	106
Non-current
Term loan I	630	624
Term loan II	21	—
	651	624
Total bank borrowings	748	730

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	BORROWINGS (cont.)

Term loan I:	The Company entered into a banking facility amounting to USD906,000 (equivalent to approximately RM4,254,000) on November 5, 2021, with an effective interest rate of BLR + 1.15% (June 30, 2024: BLR + 1.15%) per annum over the bank prevailing 1,3,6,9 or 12 months’ effective Cost Of Funds (COF) on monthly rests and repayable over 53 month in equal monthly installments of approximately USD9,000 (equivalent to approximately RM41,000).

a)	A personal guarantees from Wong Kok Seng and Salim Podiono amounting to a total of approximately USD4,691,000 (equivalent to approximately RM22,016,000);

b)	A life insurance policy for directors and key employees of the group amounting to a total of approximately USD155,000 (equivalent to approximately RM727,000); and

c)	A leasehold land and buildings as disclosed in Note 5 to the consolidated financial statements.

d)	A fixed deposit pledged as disclosed in Note 12 to the consolidated financial statements.

(Collectively known as “Term Loan General Collaterals”)

Term loan II:	The Company entered into a banking facility amounting to USD107,000 (equivalent to approximately RM500,000) on July 5, 2021, with an effective interest rate of BLR + 1.25% (June 30, 2024: BLR + 1.25%) per annum over the bank prevailing 1,3,6,9 or 12 months’ effective Cost Of Funds (COF) on monthly rests and repayable over 53 month in equal monthly installments of USD2,000 (equivalent to approximately RM9,300).

The term loan is secured by Term Loan General Collaterals.

The term loans repayable after one year which are classified as current liabilities that are subject to repayment on demand clauses are not expected to be settled within one year.

The Group is up to date with the scheduled repayments of the term loans and does not consider it probable that the banks will exercise its discretion to demand repayment for so long as the Company continues to meet the requirements.

b)	Other bank borrowings:

	2024	2025
	USD’000	USD’000
Banker acceptance	534	178
Trust receipts	15	192
Total other bank borrowings	549	370

Banker acceptances amounting to USD178,000 (2024: USD534,000) are repayable on demand with a maximum tenor of up to 119 days (2024: 120 days). It bears interest between 5.16% and 5.32% (2024: 3.32% and 5.18%) per annum.

Trust receipts amounting to USD192,000 (2024: USD15,000) are repayable on demand with a maximum tenor of up to 174 days (2024: 184 days). It bears interest at 10.25% (2024: 10.25%) per annum.

The other bank borrowings were secured by the Term Loan General Collaterals.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	BORROWINGS (cont.)

(c)	The maturity dates for the Group’s outstanding bank borrowings as of June 30, 2024 and 2025 are as follows:

	Within 1 year	1 – 2 years	2 – 5 years	More than 5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Balance as of June 30, 2025
Banker acceptance	178	—	—	—	178
Trust receipts	192	—	—	—	192
Term loans	106	85	285	254	730
	476	85	285	254	1,100

Balance as of June 30, 2024
Banker acceptance	534	—	—	—	534
Trust receipts	—	15	—	—	15
Term loans	97	99	257	295	748
	631	114	257	295	1,297

(d)	Reconciliation of liabilities arising from financing activities

The table below details changes in borrowings of the Group arising from financing activities, including both cash and non-cash changes. Borrowings arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the statements of cash flows of the Group as cash flows from financing activities.

	July 1	Interest expense	Cash flows	Exchange differences	June 30
	USD’000	USD’000	USD’000	USD’000	USD’000
Balance as of June 30, 2025
Banker acceptance	534	14	(416)	46	178
Trust receipts	15	33	146	(2)	192
Term loan	748	34	(138)	86	730
	1,297	81	(408)	130	1,100

Balance as of June 30, 2024
Banker acceptance	558	26	(43)	(7)	534
Trust receipts	—	—	15	—	15
Term loan	850	36	(129)	(9)	748
	1,408	62	(157)	(16)	1,297

(e)	At the end of the reporting period, if interest rates had been 50 basis points lower/higher, with all other variables held constant, the Group’s (loss)/profit net of tax would have been approximately USD55,000 (2024: USD65,000) higher/lower, arising mainly as a result of lower/higher interest expense on bank borrowings. The assumed movement in basis points for interest rate sensitivity analysis is based on the currently observable market environment.

(f)	As of June 30, 2025, the Company has undrawn committed banking facilities of approximately USD2.33 million (2024: USD3.69 million) in respect of which all conditions precedent had been met.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties represent unsecured advances for working capital management from directors of the Company and a subsidiary, which are non-interest bearing and repayable within the next twelve (12) months.

17	AMOUNTS DUE TO SHAREHOLDERS

Amounts due to shareholders represent unsecured advances for working capital management including offering costs, which are non-interest bearing and repayable within the next twelve (12) months.

18	POST-EMPLOYMENT BENEFIT OBLIGATIONS

	2023	2024	2025
	USD’000	USD’000	USD’000
At 1 July	120	136	330
Charged for the year recognized in profit or loss
Interest cost	4	9	24
Current service cost	20	34	36
Past service cost	—	—	49
Gain on settlement	—	—	(26)
	24	43	83

Recognized in other comprehensive income:
Actuarial (loss)/gains arising from changes in assumption in respect of:
– current year	(6)	170	(66)
Exchange differences	(2)	(19)	3
At 30 June	136	330	350

The amounts recognized on the statements of financial position are determined as follows:
Present value of obligations	136	330	350
Net liabilities	136	330	350

(a)	The Group provides additional provisions for employee service entitlements in order to meet the minimum benefits required to be paid to qualified employees, as required under the Indonesian Labour Law No. 6/2023 (the “Labour Law”). The said additional provisions, which are unfunded, are estimated using actuarial calculations. The cost of providing benefits under the defined benefit plan is determined using the Projected Unit Credit method.

(b)	The Group’s obligation under the defined benefit plan is determined based on the actuarial valuations by an independent actuary who hold recognized and relevant professional qualification.

The fair value of Post-employment benefit obligations is categorized as Level 3 in the fair value hierarchy. There is no transfer between levels in the hierarchy during the financial year.

(c)	Key assumptions used in the actuarial calculation at the end of the reporting period in respect of the Group’s defined benefit plans are as follows:

	2023	2024	2025
	%	%	%
Discount rate	6.71	7.09	6.93
Expected increment rate of salary	5.00	5.00	5.00

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	POST-EMPLOYMENT BENEFIT OBLIGATIONS (cont.)

(d)	The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at the end of the reporting period, assuming if all other assumptions were held constant:

		2023 Impact on post-employment benefit obligations Increase/ (Decrease)	2024 Impact on post-employment benefit obligations Increase/ (Decrease)	2025 Impact on post-employment benefit obligations Increase/ (Decrease)
		USD’000	USD’000	USD’000
Discount rate	+1%	(11)	(20)	(17)
	–1%	13	22	19
Future salary	+1%	12	23	19
	–1%	(11)	(21)	(18)

19	DEFERRED TAX LIABILITIES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities consisted of the following:

	2024	2025
	USD’000	USD’000
Deferred tax liabilities
Accelerated tax depreciation
At beginning of year	78	77
Exchange differences	(1)	10
At end of year	77	87

The Group has unutilized tax losses of approximately USD Nil (2024: USD182,000) available for offset against future profits, respectively. As of June 30, 2025, the unutilized tax losses can be carried forward up to 5 years. No deferred tax asset has been recognized in respect of the following significant net tax benefits due to the unpredictability of future profit streams.

The component of unrecognized deferred tax asset is as follows:

	2024	2025
	USD’000	USD’000
Unrecognized Deferred tax assets
Unutilized tax losses
At beginning of year	644	182
Addition/(utilized) during the year, net	(439)	(185)
Exchange differences	(23)	3
At end of year	182	—

Unrecorded deferred tax benefits at relevant corporate tax rate @ 22%	40	—

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	DEFERRED TAX LIABILITIES (cont.)

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. The Group has not identified any uncertain tax positions requiring a reserve as of June 30, 2024 and 2025.

20	SHARE CAPITAL

	Class A ordinary shares	Class B ordinary shares	Total shares	2023	2024
				USD’000	USD’000
Paid up capital:
At beginning of the financial year/end of the financial year	15,000,000	5,000,000	20,000,000	22,015	22,015

On September 3, 2025, the Company accepted the surrender of 3,750,000 Class A Shares (“Surrendered Shares”) at no consideration pursuant to Paragraph (1) of Section 37B of Part III of the Companies Act (As Revised) of the Cayman Islands and the Surrendered Shares have been cancelled upon surrendered. Following this, 15,000,000 Class A Shares and 5,000,000 Class B Shares remain issued and outstanding.

During the year June 30, 2025, a subsidiary of the Company issued additional shares to the Company by way of a bonus issue amounting to approximately USD519,000. The bonus issue was distributed through a transfer from retained earnings to share capital, with no cash consideration. This transaction represents a reclassification in the “Merger Reserve” within Group’s equity. The merger reserve reflects the difference between the consideration transferred and the carrying amount of net assets acquired under the predecessor accounting method.

Class A ordinary shares

Class A ordinary shares have a par value of $0.0001 and are entitled to receive dividends as declared from time to time. Each Class A Share is entitled to one (1) vote at meetings of the Group.

Class B ordinary shares

Class B ordinary shares have a par value of $0.0001 and not entitled to any dividends. Each Class B Share is entitled to twenty (20) votes at meetings of the Group.

21	OTHER RESERVES

	Note	2024	2025
		USD’000	USD’000
Non-distributable:
Foreign currency translation reserve	(a)	(1,550)	(828)
Post-employment benefit obligations reserve	(b)	(164)	(98)
		(1,714)	(926)

(a)	The foreign currency translation reserve is used to record foreign currency exchange differences arising from the translation of the financial statements of foreign operations whose functional currency is different from that of the presentation currency of the Group.

(b)	The Post-employment benefit obligations reserve represents the remeasurement of the Group’s post-employment benefit obligations, comprising actuarial gains and losses recognized in other comprehensive income. This amount will not be reclassified to profit or loss in subsequent periods and are therefore transferred to a non-distributable reserve within equity.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	REVENUE

(a)	Sales of goods by product:

	2023		2024		2025
	USD’000%		USD’000%		USD’000%
Recognized at point in time:
Sales of goods
Amphibious machinery	6,700	74.6%	18,289	88.4%	10,817	64.5%
Aquatic weed harvesters	125	1.4%	—	—	1,859	11.1%
Dredgers	69	0.8%	156	0.8%	167	1.0%
Sales of parts	1,676	18.7%	1,523	7.3%	2,574	15.4%
	8,570	95.5%	19,968	96.5%	15,417	92.0%

Recognized over time:
Rendering of services
Service income	193	2.2%	486	2.3%	1,171	7.0%
Rental of machinery	205	2.3%	243	1.2%	167	1.0%
	398	4.5%	729	3.5%	1,338	8.0%
	8,968	100.0%	20,697	100.0%	16,755	100.0%

(b)	Sales of goods and services by geographical locations:

	2023		2024		2025
	USD’000%		USD’000%		USD’000%
Asia Pacific	7,335	81.8%	19,394	93.7%	11,974	71.5%
Europe	998	11.2%	925	4.5%	2,583	15.4%
Middle East	353	3.9%	317	1.5%	786	4.7%
Africa	145	1.6%	—	—	637	3.8%
South America	137	1.5%	—	—	—	—
North America	—	—	61	0.3%	775	4.6%
	8,968	100.0%	20,697	100.0%	16,755	100.0%

(c)	Contract liabilities

The movement in contract liabilities during the year are as follows:

	2023	2024	2025
	USD’000	USD’000	USD’000
Contract liabilities
As at July 1	332	314	990
Revenue recognized that was included in the contract liabilities balance at the beginning of the year	(332)	(314)	(1,005)
Cash received, excluding amount recognized as revenue during the year	326	242	655
Unsatisfied performance obligations expected to be recognized in the next twelve months	—	755	—
Exchange differences	(12)	(7)	103
As at June 30	314	990	743

Contract assets represent to the Company’s rights to consideration for works completed but not billed. Contract assets are transferred to trade receivables when the rights become unconditional which usually occurs when the customers are billed. Contract liabilities represent advances received from customers in respect of unfulfilled services as at the balance sheet date. These will be recognized as revenue when customers obtain or transfer control of the services and performance obligations are satisfied in the next financial year.

(d)	Unsatisfied performance obligations

The management is not disclosing the transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations as at June 30, 2023, 2024 and 2025 that may be recognized as revenue in the next year as permitted under the IFRS 15 due to the aggregated transaction price allocated to the period of these unsatisfied contracts was one year or less, or are billed based on time incurred. This amount does not include variable 2consideration, which is subject to significant risk of reversal.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	COST OF GOODS SOLD

Included in the cost of goods sold were the following items:

	Note	2023	2024	2025
		USD’000	USD’000	USD’000
Purchase of inventories		4,497	9,838	5,890
Changes in inventories		223	(959)	1,249
Employee benefit expenses	29	807	1,003	1,213
Depreciation of property, plant and equipment	4	97	123	97
Depreciation of right-of-use assets	5	232	245	162
Inventories written down/(written back)	9	376	86	(298)
Short term and low value lease expenses	5	84	12	9

24	OPERATING (LOSS)/PROFIT

The following items have been charged/(credited) in arriving at operating (loss)/profit:

	Note	2023	2024	2025
		USD’000	USD’000	USD’000
Selling and marketing expenses
Advertising		107	108	61
Consultation fee		45	49	22
Carriage expenses		252	250	519
Commission expenses		228	666	576
Project cost		—	—	247
Travelling and transportation expenses		150	294	318
Technical services and supplies		262	163	66

Administrative expenses
Bad debts written off		—	—	68
Employee benefit expenses	29	984	1,223	1,523
Loss on foreign exchange, net		27	16	352
Depreciation of property, plant and equipment	4	56	94	89
Depreciation of right-of-use assets	5	178	239	145
Consultation fee		119	57	60
Commission expenses		16	14	4
Other tax expenses written off		113	8	166
Transportation expenses		6	12	8
Insurance expenses		52	65	59
Professional fees		22	22	5
Repair and maintenance		14	44	56
Short term and low value lease expenses	5	177	207	206

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	OTHER INCOME

Included in the other income were the following items:

	Note	2023	2024	2025
		USD’000	USD’000	USD’000
Sales of scrap iron		91	110	94
Gain on foreign exchange, net		52	101	—
Gain on disposal of property, plant and equipment		169	19	46
Interest income		25	37	27
Forfeiture of income		6	18	243
Fair value gain/(loss) on financial assets	6	2	(3)	—
Service income		—	48	8
Real property gains tax		6	—	—

26	FINANCE COST

	Note	2023	2024	2025
		USD’000	USD’000	USD’000
Bankers’ acceptance interest	15	15	26	14
Term loan and trust receipts interest	15	37	36	67
Lease liabilities	5	61	100	95
		113	162	176

27	INCOME TAX EXPENSES

	Note	2023	2024	2025
		USD’000	USD’000	USD’000
Tax expenses recognized in profit or loss
Current income tax		163	1,535	989
Total income tax expenses recognized in profit or loss		163	1,535	989

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

Malaysia

UMSB is subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, if the Company has a paid-up capital of MYR2.5 million or less, and gross income from business of not more than MYR50 million, the tax rate will be 17% on the first MYR600,000 and 24% on amount exceeding MYR600,000.

The operations in Malaysia incurred cumulative net operating losses which can be carried forward for a maximum period of seven consecutive years to offset future taxable income.

Indonesia

UI and UMI are subject to Indonesia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Indonesia tax laws. The standard corporate income tax rate in Indonesia is 22%.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	INCOME TAX EXPENSES (cont.)

Japan

UJ subject to Japan Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Japan tax laws. The standard corporate income tax rate in Japan is 23.2%. However, if the Company has a paid-up capital of JPY100 million or less, the tax rate will be 19% on the first JPY8 million and 23.2% on amount exceeding JPY8 million.

The numerical reconciliation between the tax expense and the product of accounting (loss)/profit multiplied by the applicable tax rates of the Group are as follows:

	2023	2024	2025
	USD’000	USD’000	USD’000
(Loss)/profit before income tax	(669)	5,683	2,731
Tax calculated at tax rate of 24% (June 30, 2023: 24%; June 30, 2024: 24%)	(161)	1,364	656
Effects of:
– Different tax rate in other countries	10	(50)	(15)
– Deferred tax assets not recognized and, origination and reversal of temporary differences	142	31	—
– Utilization of previously unrecognized deferred tax assets	—	(128)	(39)
– Non-deductible expenses	283	391	401
– Non-taxable income	(111)	(73)	(14)
	163	1,535	989

The Group operates in multiple jurisdictions, some of which have enacted legislation to implement the Pillar Two rules. As of the reporting date, the Group has applied the mandatory exception from recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as permitted by IAS 12.

28	DIVIDENDS

	2023	2024	2025
	USD’000	USD’000	USD’000
For the financial year ended June 30, 2024:
Interim single-tier dividend of RM0.79 (USD0.17) based on 3,000,000 ordinary shares, declared on April 3, 2024 and paid on April 15, 2024	—	502	—

For the financial year ended June 30, 2023:
Interim single-tier dividend of IDR100,000 (USD6.66) based on 20,000 ordinary shares, declared on December 22, 2022 and paid on December 30, 2022	133	—	—

29	EMPLOYEE BENEFIT EXPENSES

	2023	2024	2025
	USD’000	USD’000	USD’000
Salaries, wages and bonuses	1,639	2,048	2,491
Contributions to defined contribution plans	102	110	116
Post-employment benefits (Note 18)	24	43	83
Social security contributions	26	25	46
	1,791	2,226	2,736

The following employee benefit expenses amounts are recognized during the year.

	2023	2024	2025
	USD’000	USD’000	USD’000
Cost of goods sold (Note 23)	807	1,003	1,213
Administrative expenses (Note 24)	984	1,223	1,523
	1,791	2,226	2,736

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	SIGNIFICANT RELATED PARTY TRANSACTIONS

Nature of relationships with related parties:

Name	Relationship with the Company and Group of entities
Armstrong Machinery Sdn. Bhd.	A company Mr. Wong Kok Seng, has an equity interest
Ultratrex Holdings Sdn. Bhd.	A company Mr. Halim, Mr. Wong Kok Seng, have an equity interest
SAP Capital Pte Ltd	A company Mr. Halim is a Director and has an equity interest
Ultrator Co., Ltd	A company Mr. Halim is a Director and has an equity interest
Mr. Salim Podiono	Shareholder

Significant Related party transactions:

During the year, in addition to the information disclosed elsewhere in these consolidated financial statements, the Group entities and the Company entered into the following transactions with related parties at rates and terms agreed between the parties as follows:

Name	Nature	Description	2023	2024	2025
			USD’000	USD’000	USD’000
Armstrong Machinery Sdn. Bhd.	Trade	Sales of goods	273	*	—
SAP Capital Pte Ltd	Trade	Purchase of goods	408	1,481	647
Ultrator Co., Ltd	Trade	Purchase of goods	—	167	3
SAP Capital Pte Ltd	Non-trade	Technical support fee	—	20	—
Salim Podiono(a)	Non-trade	Rental	31	105	241
Salim Podiono(a)	Non-trade	Purchase of land	—	—	186

*	Amount is insignificant and lesser than USD1,000

(a)	Salim Podiono

On January 23, 2023, PT Ultratrex Machinery Indonesia entered into a lease agreement with Salim Podiono to rent the warehouse and factory at Jalan Jombor-Pokak, RT. 01/RW.01, Jombor Sub-district, Ceper District, Klaten Regency, Central Java Province, Indonesia from Mr. Salim for a total rental of USD141,255 (equivalent to IDR2,222,222,222) per month for the first year and increase to USD211,883 (equivalent to IDR3,333,333,333) for the next 4 years.

On June 14, 2023, PT Ultratrex Indonesia entered into a lease agreement with Salim Podiono to rent the land at Jalan Jombor-Pokak RT/RW 01/01, Klaten, Central Java, Indonesia from Mr. Salim for a total rental of USD47,085 (equivalent to IDR740,740,740) for 16 months.

The right-of-use assets and lease liabilities were disclosed in Note 5 to the consolidated financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (cont.)

The balances with related parties as at June 30, 2023, 2024 and 2025 are as follows:

	Nature of transactions	2023	2024	2025
		USD’000	USD’000	USD’000
Amounts due from related parties
Armstrong Machinery Sdn Bhd	Trade	*	*	—
Ultratrex Holdings Sdn. Bhd.	Non-trade	1	2	—
SAP Capital Pte Ltd	Non-trade	19	—	—
Ultrator Co., Ltd	Non-trade	98	—	—

Amounts due to related parties
SAP Capital Pte Ltd	Trade	(65)	—	(110)
Ultrator Co., Ltd	Trade	—	—	(3)
Halim Podiono	Non-trade	(278)	(34)	—
Yoshie Irie	Non-trade	(17)	(48)	—

Amounts due to shareholders
Halim Podiono	Non-trade	—	—	(1,047)
Salim Podiono	Non-trade	(419)	(414)	(679)

*	Amount is insignificant and lesser than USD1,000

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group, directly and indirectly, including any Director (whether executive or otherwise) of the Group.

The remuneration of the Directors of the Group during the financial year were as follows:

	2023	2024	2025
	USD’000	USD’000	USD’000
Key management personnel of the Group (including Director’s remuneration)
Salaries	123	142	165
Bonuses	55	63	80
Allowances	84	65	80
Contributions to defined contribution plans	16	18	25
Total	278	288	350

Key management personnel of the subsidiaries (including Directors of the subsidiaries’ remuneration, other than disclosed in the KMP of the Group)
Salaries	193	207	93
Bonuses	65	69	14
Allowances	109	90	22
Contributions to defined contribution plans	16	18	5
Total	383	384	134

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	FINANCIAL INSTRUMENTS

Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2023	2024	2025
	USD’000	USD’000	USD’000
Financial assets at amortized cost
Trade receivables	1,395	2,246	3,190
Other receivables	136	97	101
Cash and cash equivalents	1,775	2,474	1,607
	3,306	4,817	4,898

Financial liabilities at amortized cost
Trade payables	1,648	1,811	1,140
Other payables	491	666	1,251
Borrowings	1,408	1,297	1,100
Lease liabilities	1,323	1,616	1,325
Amounts due to related parties	295	82	113
Amounts due to shareholders	419	414	1,726
	5,584	5,886	6,655

32	CAPITAL AND FINANCIAL RISK MANAGEMENT

(a)	Capital management

The capital structure of the Group mainly comprises share capital and retained earnings. The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and meet obligations when they fall due.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions. The management considers the cost of capital and the risk associated with each class of capital. The Group may adjust dividend payments to shareholders, return capital to shareholders, or issue new shares. No changes were made to the objectives, policies, or processes during the financial years ended June 30, 2023, 2024 and 2025.

The Group is not subject to any other externally imposed capital requirements.

As of the end of reporting date, the management has reviewed and concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern.

(b)	Financial risk management

The financial risk management objective of the Group is to optimize value creation for shareholders whilst minimizing the potential adverse impact arising from liquidity and cash flow risk, interest rate risk, credit risk and foreign currency risk.

The Directors of the Group review and agree policies and procedures for the management of these risks, which are executed by the management of the Group. It is, and has been the policy of the Group, throughout the current and previous financial year that no derivatives shall be undertaken.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

The following sections provide details regarding the exposure of the Group to the above mentioned financial risks and the objectives, policies and processes for the management of these risks.

(i)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily attributable to its cash and cash equivalents, trade receivables and other receivables.

Concentrations

The Board of Directors determines concentrations of credit risk by on-going monitoring the creditworthiness rating of existing customers and through an on-going review of the trade receivables’ ageing analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics. Customers that are graded as “high risk” are placed on a restricted customer list, and future credit sales are made only with approval of the Board of Directors, otherwise payment in advance is required.

The Group does not have any significant credit exposure to any single counterparty or any group of counterparties having similar characteristics, except for approximately 57%, 42% and 41% of the Group’s trade receivables arose from four, two and three groups of customers respectively, as of June 30, 2023, 2024 and 2025.

In addition, the following table sets forth a summary of single customers whom represent 10% or more of the Group’s total revenue:

	For the years ended June 30
	2023		2024	2025	2023		2024	2025
	Revenues				Percentage of revenues
	USD		USD	USD	%		%	%

Customer A	N/A	*	2,253	—	N/A	*	10.88	—
Customer B	—		—	2,270	—		—	13.5
Customer C	—		—	2,106	—		—	12.6

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective year.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Group has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Group carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis of recognizing ECL
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL – not credit-impaired
In default	There is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

Impairment for trade receivables that do not contain a significant financing component are recognized based on the simplified approach within IFRS 9 using the lifetime expected credit losses.

The table below details the credit quality of the Group’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		USD’000	USD’000	USD’000
2023
Trade receivables	Lifetime ECL – Not credit-impaired	1,577	(182)	1,395
Trade receivables	Lifetime ECL – Credit-impaired	446	(446)	—
		2,023	(628)	1,395

Other receivables	Lifetime ECL – Credit-impaired	36	(36)	—
Other receivables	12-month ECL	136	—	136
		2,195	(664)	1,531

2024
Trade receivables	Lifetime ECL – Not credit-impaired	2,387	(141)	2,246
Trade receivables	Lifetime ECL – Credit-impaired	495	(495)	—
		2,882	(636)	2,246

Other receivables	Lifetime ECL – Credit-impaired	36	(36)	—
Other receivables	12-month ECL	97	—	97
		3,015	(672)	2,343

2025
Trade receivables	Lifetime ECL – Not credit-impaired	3,381	(191)	3,190
Trade receivables	Lifetime ECL – Credit-impaired	505	(505)	—
		3,886	(696)	3,190

Other receivables	Lifetime ECL – Credit-impaired	30	(30)	—
Other receivables	12-month ECL	101	—	101
		4,017	(726)	3,291

At the end of the reporting period, the maximum exposure to credit risk of the Group is represented by the carrying amount of each class of financial assets recognized in the statements of financial position.

(ii)	Liquidity risk management

The Group actively manages its debt maturity profile, operating cash flows and the availability of funding so as to ensure that all operating, investing and financing needs are met. In executing its liquidity risk management strategy, the Group measures and forecasts its cash commitments and maintains a level of cash and cash equivalents deemed adequate to finance the activities of the Group.

The Group is actively managing its operating cash flows to ensure all commitments and funding needs are met. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

The following table summarizes the remaining contractual maturities for its non-derivative financial liabilities. The table has been drawn up based on undiscounted cash flows of financial liabilities based on the earlier of the contractual date or when the Company is expected to pay. The table includes both expected interest and principal cash flows.

	Less than 1 year or on demand	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total undiscounted cash flow
	USD’000	USD’000	USD’000	USD’000	USD’000

June 30, 2025
Trade payables	1,140	—	—	—	1,140
Other payables	1,378	—	—	—	1,378
Lease liabilities	888	345	124	—	1,357
Borrowings	512	118	353	272	1,255
Amounts due to related parties	113	—	—	—	113
Amounts due to shareholders	1,726	—	—	—	1,726
	5,757	463	477	272	6,969

June 30, 2024
Trade payables	1,811	—	—	—	1,811
Other payables	755	—	—	—	755
Lease liabilities	874	515	327	—	1,716
Borrowings	663	142	315	358	1,478
Amounts due to related parties	82	—	—	—	82
Amounts due to shareholders	414	—	—	—	414
	4,599	657	642	358	6,256

June 30, 2023
Trade payables	1,648	—	—	—	1,648
Other payables	559	—	—	—	559
Lease liabilities	394	624	452	—	1,470
Borrowings	688	130	340	469	1,627
Amounts due to related parties	295	—	—	—	295
Amounts due to shareholders	419	—	—	—	419
	4,003	754	792	469	6,018

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the financial instruments of the Group would fluctuate because of changes in market interest rates. The exposure of the Group to interest rates risk arises primarily from their floating interest rate borrowings such as variable rate. This policy is managed centrally. The Group does not use derivative financial instruments to hedge this risk.

The interest rate profile and sensitivity analysis of interest rate risk have been disclosed in Note 15 to the financial statements.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

(iv)	Foreign currency risk

Foreign exchange risk arises when individual entities within the Group enters into transactions denominated in a currency other than their functional currency and forward currency contracts. The Group’s policy is, where possible, to allow individual entities within the Group to settle liabilities denominated in their functional currency) with the cash generated from their own operations in that currency. Where individual entities within the Group have liabilities denominated in a currency other than their functional currency (and have insufficient reserves of that currency to settle them), cash already denominated in that currency will, where possible, be transferred from elsewhere within the Group.

Derivative financial instruments

The following table sets out the derivative financial instruments as at the end of the reporting period:

	Contract/Notional amount
	2023	2024	2025
	USD’000	USD’000	USD’000

Forward currency contracts – United States Dollar	—	—	400

The Group uses derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into, and are subsequently re-measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the profit or loss.

As of the year end, the Group has re-measured the derivative financial instruments at fair value which is categorized as Level 2 in the fair value hierarchy, the changes in fair value arising since the date of inception in relation to the forward currency contracts expect to be clearly trivial.

Taking into account factors impacting the foreign currency being 10% higher or lower than expected, this would result a potential outcome in an increase or decrease of the foreign currency exchange difference amounting to approximately USD40,000 (2024: USD Nil; 2023: USD Nil) in profit or loss.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

The Group is exposed to foreign currency risk on transactions that are denominated in currencies other than the functional currencies of the operating entities. Exposure in foreign currency is monitored on an ongoing basis and the Group endeavors to keep the net exposure at an acceptable level.

The significant foreign currency profile and sensitivity analysis have been disclosed in the following.

	Ringgit Malaysia (MYR)	United States Dollar (USD)	Indonesia Rupiah (IDR)	Japanese Yen (JPY)	Euro (EUR)	Singapore Dollar (SGD)
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
June 30, 2025
Financial assets
Trade receivables	866	848	1,049	—	404	23
Other receivables	81	—	20	—	—	—
Cash and cash equivalents	705	391	327	91	34	59
	1,652	1,239	1,396	91	438	82

Financial liabilities
Trade payables	603	238	166	150	209	—
Other payables	996	—	44	211	—	—
Borrowings	908	—	192	—	—	—
Lease liabilities	473	—	852	—	—	—
Amounts due to related parties	—	110	—	3	—	—
Amounts due to shareholders	—	679	1,047	—	—	—
	2,980	1,027	2,301	364	209	—
Net financial assets/(liabilities)	(1,328)	212	(904)	(273)	229	82
Add: Net financial assets/(liabilities) denominated respective entities’ functional currency	1,328	602	906	62	—	—
Currency exposure of financial assets/(liabilities), net of those denominated in the Company’s functional currency	—	(814)	(2)	211	(229)	(82)

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

	Ringgit Malaysia (MYR)	United States Dollar (USD)	Indonesia Rupiah (IDR)	Japanese Yen (JPY)	Euro (EUR)
	USD’000	USD’000	USD’000	USD’000	USD’000
June 30, 2024
Financial assets
Trade receivables	1,032	165	895	257	103
Other receivables	502	185	977	—	580
Cash and cash equivalents	75	—	22	—	—
	1,609	350	1,894	257	683

Financial liabilities
Trade payables	701	55	735	—	320
Other payables	207	335	117	7	—
Borrowings	1,282	—	15	—	—
Lease liabilities	660	—	956	—	—
Amounts due to related parties	448	—	—	48	—
Amounts due to shareholders	—	—	—	—	—
	3,298	390	1,823	55	320
Net financial assets/(liabilities)	(1,689)	(40)	71	202	363
Add: Net financial assets/(liabilities) denominated respective entities’ functional currency	1,694	—	(115)	(202)	—
Currency exposure of financial assets/(liabilities), net of those denominated in the Company’s functional currency	5	(40)	(44)	—	363

Strengthening of USD against the foreign currencies denominated balances as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	Profit or loss (after tax)
	2024	2025
	USD’000	USD’000
MYR strengthening 10%	(1)	—
USD strengthening 10%	4	81
IDR strengthening 10%	4	—
JPY strengthening 10%	—	(21)
EUR strengthening 10%	(36)	23
SGD strengthening 10%	—	8

Weakening of USD against the above currencies would have had equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

(v)	Fair values

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to Level 3 based on the degree to which the fair value is observable.

Level 1	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3	fair value measurements are those derived from inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The recurring fair value measurements under the relevant fair value hierarchy have been disclosed in the Notes 6, 18 and 32.(iv) to the consolidated financial statements.

Fair value of financial instruments

Assets and liabilities not measured at fair value

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The management considers that the carrying amounts of the Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Group’s borrowings are determined based on the discounted cash flows method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The Group’s non-performance risk as at June 30, 2023, 2024 and 2025 was assessed to be insignificant.

The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to consolidated financial statements.

Transfers between levels of fair value hierarchy

During the financial year, there were no assets or liabilities transferred between Level 1 and Level 2 or transfers into or out of Level 3. The Company’s policy is to recognize transfers (if any) between levels of fair value hierarchy at the end of the reporting period during which they occur.

Valuation policies and procedures

The board of directors oversees the Company’s financial reporting and valuation processes and is responsible for setting and documenting the Company’s valuation policies and procedures.

ULTRATREX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33	SEGMENTS OPERATIONS

The Board of Directors is the Group’s chief operating decision-maker (“CODM”). An operation segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity whose operating results are reported to the Group’s CODM for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group operates in a single business segment which is the business of involves in manufacturing, trading and leasing of amphibious excavators, dredgers machineries and amphibious harvesters, leasing of all kinds of hydraulic cranes, related heavy machineries and spares parts.

Please refer to Note 16 to the financial statements for the disclosure of operating segment by geographical.

34	FINANCIAL GUANRANTEE CONTRACTS

The Group exposed to credit risk in relation to financial guarantees given to banks on certain subsidiaries’ borrowings. The Group’s maximum exposure are the maximum amount the Group could have to pay if the guarantee is called on. As of June 30, 2025, these subsidiaries borrowings of USD600,000 (June 30, 2024: USD15,000; June 30, 2023: USD Nil) was guaranteed by the Group. For the financial guarantee issued, the Group has assessed that these subsidiaries have sufficient financial capabilities to meet its contractual cash flows obligation in the near future hence, does not expect any material loss allowance under 12-month expected credit loss model.

35	CONTRACTUAL COMMITMENTS

Capital commitments

At the end of the reporting date, commitments in respect of capital expenditure are as follows:

	2023	2024	2025
	USD’000	USD’000	USD’000
Capital expenditure contracted but not provided for:
Property, plant and equipment	—	183	—

36	SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

The Company has assessed all events occurred from June 30, 2025, up through November 14, 2025, which is the date that these consolidated financial statements are available to be issued, unless as disclosed elsewhere and below, there are no material subsequent events that would require disclosure in these consolidated financial statements.

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer), pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer), pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ultratrex Inc

By:	/s/ Wong Kok Seng
Name:	Wong Kok Seng
Title:	Executive Director and Chief Executive Officer

By:	/s/ Taslim Podiono
Name:	Taslim Podiono
Title:	Chief Financial Officer

Dated:	November 14, 2025

2